AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 2004
                                                                                          REGISTRATION NO. 333-117635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FAR EAST ENERGY CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Nevada	88-0459590

(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

MICHAEL R. MCELWRATH, CEO
400 N. Sam Houston Pkwy E., Ste 205 Houston, TX 77060	FAR EAST ENERGY CORPORATION
(832) 598-0470	400 N. Sam Houston Pkwy E., Ste 205 Houston, TX 77060
(Address, Including Zip Code, and Telephone	(832) 598-0470
Number, including Area Code, of Registrant’s	(Name, Address, Including Zip Code, and Telephone Number,
Principal Executive Offices)	including Area Code, of Agent for Service)

COPIES OF ALL COMMUNICATIONS TO:

KEVIN S. WOLTJEN
PAUL A. HILGERS
WOLTJEN LAW FIRM
4144 NORTH CENTRAL EXPRESSWAY, SUITE 410
DALLAS, TEXAS 75204
TELEPHONE: (214) 742-5555
FACSIMILE: (214) 742-5545

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [x]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following Box [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS		PROPOSED MAXIMUM	PROPOSED MAXIMUM
OF SECURITIES TO BE	AMOUNT TO BE	OFFERING PRICE PER	AGGREGATE OFFERING	AMOUNT OF
REGISTERED	REGISTERED	SHARE	PRICE	REGISTRATION FEE
Common Stock	1,600,000	n/a	n/a	$245.29

(1) Calculated in accordance with Rule 457(c) under the Securities Act based on the average of the high and low sale prices of the common stock of the registrant as reported on the OTC Bulletin Board on July 22, 2004.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED NOVEMBER 9, 2004

PROSPECTUS

1,600,000 SHARES

COMMON STOCK

     The selling stockholders named in this prospectus are selling all of the shares. We are filing the registration statement of which this prospectus is a part at this time to fulfill contractual obligations to do so, which we undertook at the time of the original issuance of the shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

     Our shares are quoted on the OTC Bulletin Board under the symbol “FEEC.” On November 8, 2004, the last sale price of the shares as reported on the OTC Bulletin Board was $1.24 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 9, 2004.

     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the risk factors and the consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus, before you decide whether to invest in our common stock.

The Company

     We are an independent energy company engaged in acquisition, exploration and development of coalbed methane gas properties in China and natural gas in Montana. Our principal address is 400 N. Sam Houston Parkway East, Suite 205, Houston, Texas 77060 and our telephone number is: (832) 598-0470. We also have offices in Beijing and in Kunming, Yunnan Province of the People’s Republic of China (PRC). Our website address is www.fareastenergy.com.

Overview

     Our operations involve exploring, developing, producing, and selling coalbed methane (CBM) and conventional natural gas. CBM is a widely used resource in North America comprising 8% of US natural gas production. It is an emerging resource in China, which can be produced with existing technologies developed in the United States. Our operations will focus on CBM exploration in Yunnan Province in Southern China, and in Shanxi Province in east-central China. We are considering whether to begin drilling operations on our shallow gas sand acreage in Montana, USA.

     We are in our development stage and to date our activities have mainly included initial organization, capital formation, acquisition of assets (assets being defined as mineral leases and/or production sharing contracts giving us the right to explore for, develop, produce and sell oil and gas or coalbed methane). We drilled our first three exploratory CBM wells in Yunnan to total depth.

The Offering

     The selling stockholders named in this prospectus are selling all of the shares. We are filing the registration statement of which this prospectus is a part at this time to fulfill contractual obligations to do so, which we undertook at the time of the original issuance of the shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Competition

We compete in the business of natural gas exploration, development and production in China and Montana. Our competitors include major integrated oil and gas companies and substantial independent energy companies, many of which possess greater financial and other resources than us.

Some Risks Related to Our Business

     We have not generated any revenues from operations. Consequently, we are relying solely on financing transactions to conduct our operations. We only have sufficient cash to fund our operating needs and financial obligations through the fourth quarter of 2004. We are, therefore, actively pursuing various avenues for additional financing.

     We intend to continue financing efforts to support our current and proposed business operations in China and Montana. Our ability to continue as a going concern depends upon our ability to raise substantial funds for use in our development activities, and upon the success of our planned exploration and development activities. There can be no guarantee of future fundraising success. The success of exploratory drilling is uncertain. However, management believes that we will continue to be successful in raising the funds necessary to explore for gas and, assuming success in those exploratory efforts, to raise the funds necessary for production and development.

     We have raised net proceeds of $6.0 million from the sale of investment units and exercise of warrants during the six months ended June 30, 2004. Management believes that we will be able to raise funds sufficient to assure satisfaction of our operating capital needs and financial obligations. If management is not successful in raising the required monies for operations thereafter, we may not be able to continue as a going concern.

     We have no natural gas sales contracts pending. Although we believe that we will be able to get such contracts, there is no assurance that such contracts will be concluded. In the event we succeed in obtaining contracts, we cannot guarantee such contracts will remain in effect. As we may only contract with a small number of entities that will purchase any gas we may produce, losing any such potential contract or client would have a material negative impact on our business.

     In addition to these risks, please see “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The Offering

Common stock offered by the selling stockholders.	1,600,000 shares

Common stock outstanding before and after the offering.	61,117,285 shares

Use of proceeds.	We will not receive any of the proceeds from this offering as shares are being sold exclusively by selling stockholders.

Risk Factors.	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

OTC Bulletin Board trading symbol	FEEC

     Unless we indicate otherwise, all information in this prospectus (1) is based upon shares outstanding as of November 8, 2004, and (2) excludes:

•	4,721,500 shares of common stock issuable upon the exercise of stock options outstanding as of November 8, 2004, with exercise prices ranging from $0.65 to $2.20 per share; and

•	7,913,472 shares of common stock issuable upon the exercise of warrants outstanding as of November 8, 2004 with exercise prices ranging from $1.00 to $2.50 per share.

Summary Consolidated Financial and Operating Data

     The following table summarizes the consolidated statement of operations and consolidated balance sheet data for our business. The historical results presented below are not necessarily indicative of the results to be expected for any future period. For a more detailed explanation of this financial data, see “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

SUMMARY OF OPERATIONS DATA

				Six Months Ended
	Year Ended December 31,			June 30,
			2003	2003	2004
	2001	2002	(Restated)	(Restated)	(Restated)
Revenues	$—	$—	$—	$—	$—
Operating Expenses:
Geologic & engineering	—	380,000	179,000	265,000	156,000
Impairment loss	—	—	3,328,000	—	—
Other consulting & professional services	—	296,000	235,000	124,000	215,000
Compensation	—	596,000	829,000	503,000	439,000
Stock compensation	—	—	930,000	—	433,000
Travel	—	575,000	334,000	181,000	191,000
Legal & accounting	3,000	66,000	411,000	121,000	477,000
Mineral lease rent	—	—	60,000	—	84,000
Loss on investment in joint venture	—	—	22,000	22,000	—
Amortization of contract rights	—	—	58,000	29,000	23,000
General & administrative	12,000	231,000	667,000	102,000	447,000

Total operating expenses	15,000	2,144,000	7,053,000	1,347,000	2,465,000

Other Expense (Income):
Interest income	—	(13,000)	(6,000)	(1,000)	(5,000)
Interest expense	—	—	168,000	42,000	—
Foreign currency exchange loss (gain)	—	(1,000)	2,000	—	—

Total other expense (income)	—	(14,000)	164,000	41,000	(5,000)

Loss before income taxes	(15,000)	(2,130,000)	(7,217,000)	(1,388,000)	(2,460,000)
Income taxes	—	—	—	—	—

Net loss	(15,000)	(2,130,000)	(7,217,000)	(1,388,000)	(2,460,000)
Accumulated deficit-beginning of period	(11,000)	(26,000)	(2,156,000)	(2,156,000)	(9,373,000)

Accumulated deficit-end of period	$(26,000)	$(2,156,000)	$(9,373,000)	$(3,544,000)	$(11,833,000)

Earnings per share - Basic	$(0.00)	$(0.05)	$(0.14)	$(0.03)	$(0.04)

Earnings per share - Diluted	$(0.00)	$(0.05)	$(0.12)	$(0.03)	$(0.04)

				Six Months Ended
	Year Ended December 31,			June 30,
			2003	2003	2004
Operating Data	2001	2002	(Restated)	(Restated)	(Restated)
Cash Flows Used in Operating Activities	(16,000)	(1,871,000)	(2,178,000)	(1,115,000)	(1,612,000)
Cash Flows Used in Investing Activities	—	(198,000)	(1,920,000)	(237,000)	(1,838,000)
Cash Flows Provided from (Used in)Financing Activities	—	3,052,000	5,416,000	531,000	5,997,000

	As of December 31,			As of June 30,
		2002	2003	2003	2004
Balance Sheet Data	2001	(Restated)	(Restated)	(Restated)	(Restated)
Total Assets	$28,000	$1,450,000	$4,614,000	$821,000	$9,095,000
Total Liabilities	$1,000	$503,000	$870,000	$564,000	$1,252,000
Stockholders Equity	$27,000	$947,000	$3,744,000	$257,000	$7,843,000

RISK FACTORS

We have no operating history.

     We were organized on February 4, 2000. Since inception, we have been engaged principally in organizational activities, including developing a strategic operating plan, entering into contracts, hiring personnel, and acquiring Product Sharing Contracts with China United Coalbed Methane Corporation (“CUCBM”), and acquiring an acreage block in Montana for shallow gas. We are considered a development stage company for accounting purposes because we have generated no revenues to date. Accordingly, we have no relevant operating history upon which you can evaluate our performance and prospects. As a result of our lack of operations, we are more susceptible to business risks including, risks of unforeseen capital requirements, failure to establish business relationships, and competitive disadvantages against larger and more established companies.

We have no current source of revenue.

     We will not generate material revenues from our existing properties until we have successfully completed exploration and development, and started production of coalbed methane gas in China or conventional natural gas in Montana. We do not expect to receive significant revenues from operations in China until at least late 2006. We do not anticipate receiving revenue from our Montana properties for the foreseeable future as we do not currently expect to have adequate financing to pursue a drilling program in Montana during 2004. We are evaluating whether to pursue a farmout agreement or other alternatives with outside third parties for our Montana properties.

We are in the initial exploration phase, which will require substantial cash outflow.

     The development of our projects in China will require that we obtain funding to satisfy very significant expenditures for exploration and development of these projects, if they are successful. We anticipate incurring approximately $5.2 million in exploration and development expenditures in 2004, including $1 million which has already been placed in escrow. This figure could be as high as $6.1 million if we elected to post additional cash reserves in lieu of performance bonds as required by Phase 2 of the Phillips agreements in Shanxi (See 2004 Plan of Operation - Shanxi Province, China).

     Investors should consider the challenges, expenses and difficulties that we will face as a development stage company seeking to explore, develop and produce coalbed methane gas.

We will have losses in the foreseeable future.

     We will not be profitable until we can produce sufficient revenues to cover our costs and expenses. As we are in the development stage of our projects, near-term investments made by us will not be recouped until we begin to sell natural gas and derivatives of natural gas.

The majority of our operations are located in China.

     China is a developing country, has only recently begun participating in global trade with its accession to the World Trade Organization (WTO), and has only a limited history of trade practices as a nation. We are subject to the laws, rules, regulations, and political authority of the government of the People’s Republic of China. We may encounter material problems while doing business in China, such as interactions with the Chinese government and uncertain foreign legal precedent pertaining to developing coalbed methane gas in China.

No facilities exist to transport or process CBM near our Yunnan properties, and pipelines must be built on our Shanxi properties to connect to larger pipelines to transport our CBM.

     No gas pipeline, liquefied natural gas (LNG) plant, or other off take candidate currently exists to take gas from our properties in Yunnan Province, and it is not likely that any such facilities will be built until favorable results are obtained from several more wells. In the Yunnan area, our original estimate of $28 million for a 30 mile pipeline has been increased to $50 million due to an increase in the length to 50 miles with a capacity of 350 million cubic feet per day. At the present time, there are no pipelines to move gas for any great distance in the Yunnan Province, and natural gas will have to be sold to the local communities. In order to sell gas from this property we would have to develop enough wells - as many as 10 wells - to attract a transportation company to build a pipeline, or to build a LNG plant near our wells.

     In the Quinnan and Shouyang areas, Shanxi Province, we estimate that we must eventually expend approximately $63 million for two short connecting pipelines with 850 million cubic feet per day capacity.

     Gas sales in these China blocks can also be achieved through development of a LNG plant. A 100-ton per day LNG plant will cost about $10 million to develop and take about 2 years for construction. A 1,000-ton per day LNG plant would cost about $75 million with construction time close to 2 years.

     We do not have funds to build any of these facilities. Our success depends on our ability to raise money to build out CBM delivery facilities or to find a strategic partner with funds to do so; however, we cannot provide assurance that we will be able to do so.

One Yunnan contract is subject to ratification by the Ministry of Commerce of the People’s Republic of China.

     On December 30, 2002, the Ministry of Foreign Trade and Economic Cooperation (MOFTEC) ratified the production sharing contract to jointly explore, develop, produce and sell coalbed methane gas in and from the Enhong and Laochang areas of Yunnan Province, PRC. We have another production sharing contract with CUCBM in the Zhaotong area of Yunnan Province, which has not yet been ratified. Without the ratification by the Ministry of Commerce (which has replaced MOFTEC’s ratifications role), we are not able to begin our drilling operations in Zhaotong.

We may depend on a few customers.

     At present, we have no gas sales contracts pending. As we may only contract with a small number of entities that will purchase any gas we may produce, losing any such potential contract or client would have a material negative impact on our business.

The Securities and Exchange Commission (SEC) is currently investigating whether anyone has manipulated the price of our stock, profited for selling stock at artificially high prices and failed to file the appropriate SEC ownership forms.

     In December 2003, we learned that we are the subject of an investigation by the Securities and Exchange Commission. We understand that the SEC is investigating whether anyone has issued false or misleading statements in an attempt to manipulate the price of our common stock, whether anyone has profited from selling stock at artificially high prices due to the manipulative statements, and whether any individual or group has failed to file ownership reports with the SEC as required for 10% or more stockholders under Section 16 of the Securities Exchange Act of 1934 (Exchange Act) or failed to file ownership reports with the Commission as required for 5% or more stockholders under Section 13 of the Securities Exchange Act of 1934. Management does not know of any acquisitions in excess of 5% of its outstanding shares, except for those described in previous 13D filings with the SEC. We have supplied information to the SEC in response to their information requests and intend to cooperate with their investigation. We do not know what the outcome of their investigation may be.

     The Exchange Act and SEC rules require that a person or group of persons who acquire more than 5% of a class of equity securities that are registered under the Exchange Act must report their holdings in a Schedule 13D filing with the SEC within 10 days after they become 5%

shareholders, and must thereafter report changes in their ownership of the securities. In addition, Section 16(a) of the Exchange Act generally requires that owners of more than 10% of a class of stock that is registered under the Exchange Act, must report changes in their holdings within 48 hours of an acquisition or disposition of the securities.

     If a person or group owns a large block of stock of a publicly traded company, particularly if that stock is not subject to restrictions on its purchase and sale on the open market, there is a risk that the person or group could sufficiently control the market for the stock to drive the stock’s trading price up or down, and thereby the undisclosed control group could reap trading profits at the expense of other public investors. In addition, Schedule 13D requires owners of a control group of stock to disclose their intentions with respect to management or control of the company. If an undisclosed group owns or obtains control of a block of stock sufficient to control the company, they could change the management and direction of the company in ways we cannot predict.

A substantial amount of our outstanding securities will have resale restrictions lifted under rule 144 within the next six months.

     36,773,774 shares of our common stock are currently outstanding and restricted as to resale, however, under Rule 144 all of these shares will become eligible for resale within the next six months. When resale is permitted for these restricted securities, any subsequent selling of these shares may result in downward pressure, or reduce any upward pressure, on the trading price of our stock.

We risk the effects of general economic conditions in China.

     Any CBM sales we secure could be adversely affected by a sustained economic recession in China. As our operations and end user markets are primarily in China, a sustained economic recession there could result in lower demand or lower prices for the natural gas to be produced by us.

We are not diversified, and we concentrate in one industry.

     Our efforts initially will be concentrated in exploration and development of coalbed methane gas. As we will invest a relatively high percentage of our assets in this market, we may be more affected by any single adverse economic, political or regulatory event than a more diversified entity.

A claim has been threatened against us by a current director.

     Jawaharlal Gondi, one of our Directors, has notified us that he intends to file a claim against us totaling approximately $230,000 for unpaid compensation and expenses and an unpaid promissory note incurred during 2003. We have written to Mr. Gondi’s lawyer denying his claims for compensation in excess of what he has already been paid and denying the note claim. We have acknowledged some of the expense claims and paid them in part. At June 30, 2004, the unpaid expense claims amounted to approximately $42,000, which amount we acknowledged and recorded as a liability on our financial statements. As of the date of this prospectus, we know of no legal action that has been filed against us regarding these claims.

We may not meet our exploration, development, and production milestones.

     We have established internal exploration, development, and production milestones and dates for achieving these goals. We use these internal milestones to assess our progress toward development. Not achieving internal milestones may delay our schedules and impact other milestones such as developing and establishing reserves, producing and selling natural gas, and producing and selling derivatives of natural gas.

Our exploration and drilling efforts may be unsuccessful.

     Drilling activities are subject to many risks, including the risk that no commercially productive resources will be encountered. There can be no assurance that wells drilled by us will be productive or that we will recover all or any portion of our investment. Drilling for coalbed methane gas may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain and cost overruns are common. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services.

We may not be able to successfully compete with rival companies.

     The oil and gas industry is highly competitive in all its phases. Competition is particularly intense with respect to the acquisition of desirable producing properties, the acquisition of oil and gas prospects suitable for enhanced production efforts, and the hiring of experienced personnel. Our competitors in oil and gas acquisition, development, and production include the major oil companies in addition to numerous independent oil and gas companies, individual proprietors and drilling programs. Many of these competitors possess and employ financial and personnel resources substantially greater than those which are available to us and may be able to pay more for desirable producing properties and prospects and to define, evaluate, bid for, and purchase a greater number of producing properties and prospects than we can. Our financial or personnel resources to generate revenues in the future will depend on our ability to select and acquire suitable producing properties and prospects in competition with these companies.

The development of oil and gas properties involves substantial risks.

     The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. We may drill wells that are unproductive or, although productive, do not produce oil and/or natural gas in economic quantities. Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative. It is impossible to predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational, or market-related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the availability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well, or otherwise prevent a property or well from being profitable. A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or natural gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances.

The volatility of natural gas and oil prices could harm our business.

     Our future revenues, profitability and growth and the carrying value of the oil and natural gas properties depend to a large degree on prevailing oil and natural gas prices. Commercial lending sources are not currently available to us because of our lack of operating history or income. Our ability to borrow and to obtain additional equity funding on attractive terms also substantially depends upon oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply and demand for oil and natural gas, uncertainties within the market and a variety of other factors beyond our control. These factors include: weather conditions in China, the condition of the Chinese economy, the activities of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and natural gas; the price of foreign imports and the availability of alternative fuel sources.

We are exposed to foreign currency risk.

     If the value of U.S. dollar falls in relation to the Chinese Yuan, the cost to us of funding our Chinese operations would rise because more dollars would be required to fund the same expenditures in Yuan. Conversely, if the value of U.S. dollars rises in relation to the Chinese Yuan, the change in exchange rates would decrease our dollar cost to fund operations in China.

     In recent years, the Chinese government has fixed the exchange rate between U.S. dollars and Chinese Yuan. Because the exchange rate has been fixed, instead of variable, we have experienced no fluctuations in the value of goods and services we purchase in China because of currency exchange. However, the United States and other foreign governments have repeatedly sought to establish a floating exchange rate between the Chinese Yuan and other foreign currencies. If, in the future, China accedes to requests to let its currency float against the dollar, we must either adopt cash management strategies to hedge U.S. dollars against the Yuan or be subject to the exchange rate risks described above.

We may suffer losses or incur liability for events that we or the operator of a property has chosen not to obtain insurance.

     Our operations are subject to hazards and risks inherent in producing and transporting oil and natural gas, such as fires, natural disasters, explosions, pipeline ruptures, spills, and acts of terrorism, all of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties and others. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. In addition, we believe any operators of properties in which we have or may acquire an interest will maintain similar insurance coverage. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental regulation that can materially adversely affect the timing and cost of our operations.

     Our exploration and proposed production activities are subject to certain laws and regulations relating to environmental quality and pollution control. These laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Such laws and regulations have been frequently changed in the past, and we are unable to predict the ultimate cost of compliance as a result of any future changes. The enactment of stricter legislation or the adoption of stricter regulation could have a significant impact on our operating costs. Compliance with all such environmental laws and regulations can be very complex, and therefore, no assurances can be given that such environmental laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

     We could also be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred which could have a material adverse effect on our financial condition and results of operations. We do not believe that insurance coverage for environmental damages that occur over time, or complete coverage for sudden and accidental environmental damages, is available at a reasonable cost. Accordingly, we may be subject to liability or may lose the privilege to continue exploration or production activities upon substantial portions of our properties if certain environmental damages occur.

We may have difficulty managing growth in our business.

     Because of our small size and the relatively large scale of operations required for our business to yield revenue, growth in accordance with our business plans, if achieved, will place a significant strain on our financial, technical, operational and management resources. As we expand our activities and increase the number of projects we are evaluating or in which we participate, there will be additional demands on our financial, technical and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of experienced managers, geoscientists and engineers, could have a material adverse effect on our business, financial condition and results of operations and our ability to timely execute our business plans.

If we borrow money to expand our business, we will face the risks of leverage.

     We anticipate that we may in the future incur debt for financing our growth. Our ability to borrow funds will depend upon a number of factors, including the condition of the financial markets. The risk of loss in such circumstances is increased because we would be obligated to meet fixed payment obligations on specified dates regardless of our revenue. If we do not meet our debt service payments when due, we may sustain the loss of our investment in any of our assets securing such debt, upon the foreclosure on such debt by a secured lender.

FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21B of the Securities Exchange Act. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions described in the Risk Factors section of this prospectus.

     Although we believe that the expectations reflected in these forward looking statements are reasonable, there can be no assurance that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the expected effects on our business or operations. There are many factors that could cause these forward-looking statements to be incorrect, including, but not limited to, the risks described in the Risk Factors section of this prospectus.

     When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this report or incorporated by reference. Our forward-looking statements speak only as of the date made. All subsequent oral and written forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. We assume no obligation to update any of these statements.

USE OF PROCEEDS

     The selling stockholders will receive all of the net proceeds from the sale of shares of common stock in this offering. See “Security Ownership of Principal and Selling Stockholders and Management.” We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering.

SELLING STOCKHOLDERS

     The following table sets forth information with respect to the amount of common stock owned by each selling shareholder prior to the offering, and the amount to be offered by each selling shareholder. None of the selling shareholders has ever held any position with us and we have no relationship with any selling shareholder. Each of the selling shareholders purchased the stock being offered by them between February 2004 and May 2004 in transactions exempt from the registration requirements of the Securities Act pursuant to Regulation S and Regulation D, promulgated by the Securities and Exchange Commission. Regulation S, Regulation D and the terms of the purchase agreements executed by each of the selling shareholders provided that their stock would be restricted securities which could not be sold in the U.S. for at least 12 months after their purchase unless the stock was first registered under the Securities Act. The purchase agreements also required that Far East Energy file a registration statement with the SEC to register the stock being purchased within 60 days after conclusion of the offering. We have filed the registration statement of which this prospectus is a part in order to fulfill our contractual agreement to register the stock sold in the Regulation S offering.

     We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. The persons included in this table have sole voting and investment power with respect to all the shares of common stock beneficially owned by them, subject to applicable community property laws. The number of shares beneficially owned by a person includes shares of common stock that are subject to stock options or warrants that are either currently exercisable or exercisable within 60 days. These shares are also deemed outstanding for the purpose of computing the percentage of outstanding shares owned by the person. These shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially			Shares Beneficially
	Owned Before Offering		Shares	Owned After
Name of Beneficial Owner	Number	Percent	Offered	Offering
Aton Ventures Fund Ltd.	250,000	<1%	250,000	—
Goldman Sachs International London	325,000	<1%	325,000	—
Robin Jonathan Gibbs Fox	20,000	<1%	20,000	—
Gerlach & Co.	250,000	<1%	250,000	—
Alfredo Paulo Lobo	20,000	<1%	20,000	—
Lerche & Co.	500,000	<1%	500,000	—

	Shares Beneficially			Shares Beneficially
	Owned Before Offering		Shares	Owned After
Name of Beneficial Owner	Number	Percent	Offered	Offering
Alfredo Paulo Lobo	30,000	<1%	30,000	—
Barbara Hofer	10,000	<1%	10,000	—
P&C Global Gold & Natural Resources Fund	175,000	<1%	175,000	—
Francoise & Benoit Valleaux	10,000	<1%	10,000	—
Markus Weidmann	10,000	<1%	10,000	—

PLAN OF DISTRIBUTION

     The selling stockholders and their successors, which may include their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The common stock may be sold in one or more transactions at:

•	fixed prices,

•	prevailing market prices at the time of sale,

•	prices related to the prevailing market prices,

•	varying prices determined at the time of sale, or

•	negotiated prices.

     These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the OTC Bulleting Board,

•	otherwise than on such exchanges or services or in the over-the-counter market,

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

     These transactions may include block transactions or crosses. Cross transactions are those in which the same broker acts as agent on both sides of the trade.

     In connection with the sale of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them by this prospectus will be the purchase price thereof less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders.

     A selling stockholder may decide not to sell any of the common stock described in this prospectus. We cannot assure you that any selling stockholder will use this prospectus to sell any or all of the common stock.

     With respect to a particular offering of the common stock by a transferee of the securities, to the extent required, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the common stock to be offered and sold,

•	the names of the selling stockholders,

•	the respective purchase prices and public offering prices and other material terms of the offering,

•	the names of any participating agents or broker-dealers, and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling stockholders.

MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

Market Information

     Our common stock has been quoted on the OTC Bulletin Board under the symbol “FEEC” since February 2002. Prior to that time there was no public market for our common stock. The following table sets forth for the indicated periods the high and low sale prices of our common stock on the OTC Bulletin Board.

	HIGH	LOW
2002
First Quarter*	$3.95	$2.50
Second Quarter	$4.49	$3.15
Third Quarter	$4.52	$3.19
Fourth Quarter	$4.60	$3.60
2003
First Quarter	$4.30	$2.80
Second Quarter	$2.70	$0.40
Third Quarter	$2.34	$0.69
Fourth Quarter	$3.62	$1.35
2004
First Quarter	$3.25	$2.05
Second Quarter	$2.75	$1.45
Third Quarter	$1.84	$1.06

Fourth Quarter (through November 8, 2004)	$1.50	$1.19

     *Trading in our common stock on the OTC BB did not begin until approximately January 31, 2002.

     On November 8, 2004, the last reported sale of our common stock on the OTC Bulletin Board was $1.24.

Holders

     A total of 61,117,285 shares of common stock were outstanding as of November 8, 2004, held by approximately 50 holders of record and approximately 860 beneficial owners.

Dividends

     We have not declared or paid any dividends on our common stock, and we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. The payment of any future dividends will be at the discretion of our Board of Directors and will depend on:

•	any applicable contractual restrictions limiting our ability to pay dividends;

•	our earnings;

•	our financial condition;

•	our ability to fund our capital requirements; and

•	other factors our Board deems relevant.

Securities authorized for issuance under equity compensation plans

Number of
securities to be
	issued upon	Weighted average	Number of
	exercise of	exercise price of	securities
	outstanding	outstanding	remaining
	options, warrants	options, warrants	available for future
Plan category	and rights (a)	and rights (b)	issuance (c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders*	9,105,000	$1.15	—

Total	9,105,000	$1.15	—

* Over the past three years we have granted stock options totaling 9,105,000 by virtue of stock option plans, employment agreements, and as compensation upon joining the Board of Directors. This total excludes 950,000 options which were forfeited by certain prior officers and Directors when they resigned from their positions.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

     On May 10, 2002, the Board of Directors of the Company appointed Payne, Falkner, Smith & Jones, P.C., as the Company’s independent auditor for the fiscal year ended December 31, 2002. This appointment represented a change in the Company’s auditor from De Visser & Gray. This change was prompted by the move of the Company’s principal executive office from Vancouver, B.C., Canada to Houston, Texas. De Visser & Gray’s report on the Company’s financial statements for the fiscal years ended 2000 and 2001 did not contain an adverse opinion or disclaimer of opinion, and had not been modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with De Visser & Gray on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our selected consolidated financial and operating data and the consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

Yunnan Province, China

     We concluded drilling our third well in Yunnan Province in April 2004. Although we have realized strong results from these first three wells, we still cannot provide assurance that we will achieve commercial viability. Profitable production from these wells is subject to the following risks, among others:

•	Three CBM wells cannot produce enough gas to achieve commercial viability. We must complete several more CBM wells in near proximity to each other in order to make it feasible to begin production from any of them.

•	No gas pipeline, LNG plant, or other off take candidate currently exists to take gas from these wells, and it is not likely that any such facilities will be built until favorable results are obtained from several more wells.

•	Actual production may vary materially from preliminary test results. Actual production from the well may be at recovery rates and gas quality materially worse than our first indications.

     We have determined to use horizontal drilling techniques to evaluate the Enhong-Laochang project. Under that production sharing contract (PSC), we were originally required to drill two additional conventional wells to satisfy requirements of Phase I. CUCBM has agreed to revise these terms to allow us to fracture and test two of the wells we have drilled and then drill one horizontal well with at least two laterals to satisfy the requirements of Phase I. Drilling operations for the first horizontal well may commence late in 2004 or early in 2005, provided weather will permit the rig movement to the location. We have incurred cost of approximately $1 million in the first six months of 2004 and expect to incur additional costs of approximately $1.9 million in the remaining six months of 2004 in the Enhong-Laochang project. We expect to fund these activities with our existing capital at June 30, 2004 and from funds to be raised in the remainder of 2004.

     We and our partner, CUCBM, are evaluating utilizing coiled tubing drilling (CTD) or other unconventional methods instead of traditional fracturing to test the previously drilled wells. Using a coiled tubing rig, we would reenter the existing holes and then drill laterally through the targeted coal seam some 1,000 to 1,500 feet instead of utilizing traditional fracturing to stimulate gas flow. Utilization of coiled tubing technology or other unconventional methods could prove to be more efficient at stimulating gas flow than conventional fracturing, and it may be more economical in South China where the rugged terrain presents obstacles to the large fracturing trucks. Provided the equipment can be secured and that weather does not prevent the movement of equipment to the drilling locations, we may opt to use CTD or other unconventional methods in lieu of fracturing tests. Once we explore all the details of using CTD or other unconventional methods in the Yunnan Province, we will determine whether we will use hydraulic fracturing, CTD or other unconventional methods as the method to initially test these wells during 2004.

Shanxi Province, China

     We have entered into farmout agreements and an assignment agreement with Phillips China, Inc., a subsidiary of Conoco Phillips, Inc., (Phillips) under which we agreed to acquire a net undivided 40% from Phillips’ 70% interest in two production sharing contracts in Shanxi Province. As currently structured, we have a 40% interest in the projects, Phillips has a 30% interest and CUCBM has a 30% interest. The assignment agreement and appropriate amendments to the PSCs substituting us for Phillips as the principal party and operator was approved by CUCBM on March 15, 2004 and ratified by the PRC’s Ministry of Commerce on March 22, 2004.

     These agreements obligate us, at our expense, to fracture stimulate and production test three exploration wells that were drilled by Phillips. The other parties have agreed to revise that requirement to allow us to only test two of those wells to satisfy the Phase I requirement. We anticipate the cost of these efforts to be approximately $200,000 per well. We expect to begin fracturing and testing during the late third quarter or fourth quarter of 2004; however, we are currently evaluating the use of CTD as an alternative to conventional fracturing in this project also. Regardless of the method used, if testing proves satisfactory, we have the option to extend into the second phase of exploration at our own expense. The other parties to the PSC have agreed to revise the terms of the second phase of exploration to require one horizontal well with at least two laterals instead of the originally required three additional wells. If we successfully complete the second phase, Phillips will have the option to elect to either retain its net undivided 30% participating interest, or take an overriding royalty interest, which will be capped at 3.5% of the total participating interest.

     In the first six months of 2004, we incurred costs of approximately $150,000 and expect to incur additional costs of $1.1 million in the remaining six months of 2004 to perform the required tests, cover costs related to CUCBM salary fees, training fees, exploration fees and assistance fees required by the production sharing contracts for these projects and the payment made to Conoco Phillips of $76,052 for CBM equipment and materials associated with the project.

     Our agreements with Conoco Phillips required that we post a $1,000,000 bank guarantee or surety bond by May 14, 2004 to guarantee performance of the evaluation and work program to test the two existing wells. On May 14, 2004, we placed $1 million into escrow to satisfy this bond. An additional $900,000 bond or escrow payment will be required if we enter the second exploration phase. We have the option to escrow the full amount of each required guarantee in lieu of a bond. Required funding for these activities is expected to come from a combination of existing capital and funds to be raised during 2004.

China Pipeline Access

     We are only in the exploration and development phase of our properties. In order to eventually sell any gas reserves we develop, we must obtain access to a pipeline or other delivery facility. In the Qinnan Block of our Shanxi Province project, the West-East pipeline has the capacity of 1,000 MMcfpd. The Shanjing II pipeline is a 40" line which would also have a 1,000

MMcfpd capacity and will run just north of our Shouyang Block, in Shanxi Province. In the Qinnan and Shouyang areas we estimate that we will eventually expend approximately $63 million for two short connecting pipelines with 850 MMcfpd of capacity to the Shanjing II and West-East pipelines (about 30 miles in total for the two connecting pipelines).

     In the Yunnan area, our original estimate of $28 million for a 30 mile pipeline was revised to $50 million for a 50 mile pipeline with a capacity of 350 MMcfpd. At the present time there are no pipelines to move gas for any great distance in the Yunnan Province, and gas will have to be sold to the local communities.

     Costs to construct the pipelines for our China properties would exceed $113 million. We do not currently have the funds to build these pipelines. We would be required to raise additional funds or to find a partner to complete these facilities; however, we cannot provide assurance that we will be able to do so.

     Gas sales in these China blocks can also be achieved through development of LNG facilities. A 100-ton per day LNG plant will cost about $10 million to develop and take about 2 years for construction. A 1,000-ton per day LNG plant would cost about $75 million with construction time close to 2 years. These costs may be carried by a LNG company that would build the plants for the gas. It is very possible that first gas sales from our China property will be through the development of LNG plants close to our property.

Eastern Montana

     Through our wholly owned subsidiary, Newark Valley Oil & Gas, Inc., we have acquired undeveloped acreage on our Montana leases, which we hope will demonstrate the existence of gas in commercial quantities. However, our first priority is to complete our exploration obligations in China because our properties in China represent our greatest potential return on investment. We expect to expend approximately $45,000 in the second half of 2004 to pay lease rentals in Montana and to conduct the necessary evaluations and planning for a drilling program.

     We do not expect that we will have funds available for our Montana property, and we are evaluating whether to pursue a farmout agreement or other alternatives with outside third parties. However, should funds be available for our Montana project, we could expend between $1.5 and $2 million to drill ten shallow wells as well as stimulate and construct a gathering system. Assuming good results for the first ten well program, we may then proceed to drill an additional 20 to 30 wells thereafter to evaluate the potential of constructing a pipeline to gain greater access to gas markets on the Northern Border Pipeline. The cost of constructing a connection to this pipeline is estimated at $5 to $6 million. Continued development of this property could accelerate once a pipeline is constructed and reach a pace of 50 to 75 wells per year for a period of four to five years, at a cost of $8.5 to $12.7 million per year.

Montana Pipeline Access

     We can access the Bitter Creek Gathering System which has a current capacity of about 2,000 Mcfpd. If development were to begin and the Bitter Creek Gathering System was unable to move all our available gas, it is possible to lay a 8" to 10" line to the Northern Border pipeline which is approx 25 to 30 miles north of our acreage at a cost of approximately $4 to $6 million.

Results of Operations

     The following discussion should be read in conjunction with the audited financial statements and notes thereto included in our annual report on Form 10-KSB/A for the fiscal year ended December 31, 2003 and should further be read in conjunction with the financial statements included in this report. Comparisons made between reporting periods herein are for the six months ended June 30, 2004, as compared to the six months ended June 30, 2003.

Six Months Ended June 30, 2004 Compared to the Six Months Ended June 30, 2003

     We had no operating revenue for the six months ended June 30, 2004 and no revenue for the same period in 2003. Our operating expenses for the six months ended June 30, 2004 increased by 83% to $2,465,000 as compared to $1,347,000 for the same period in 2003.

	Six Months Ended June 30		Percentage Increase (+) or
Expenses*	2004	2003	decrease (-)
Geologic & engineering services	$156,000	$265,000	(-) 41%
Other consulting and professional services	215,000	124,000	(+) 73%
Compensation	439,000	503,000	(-) 13%
Stock compensation	433,000	—	—
Travel	191,000	181,000	(+) 5%
Legal and accounting	477,000	121,000	(+) 294%
Mineral lease rent	84,000	—	—
Loss on investment in joint venture	—	22,000	(-) 100%
Amortization of contract rights	23,000	29,000	(-) 21%
General and administrative	447,000	102,000	(+) 338%

Total	$2,465,000	$1,347,000	(+) 83%

* Note that these expenses may not represent all actual expenditures in the above categories as a result of our ability to capitalize certain expenditures.

     Geologic and engineering services decreased by approximately $109,000 or 41% from $265,000 during the six months ended June 30, 2003 to $156,000 during the six months ended June 30, 2004. Our geologic expenditures have decreased as we have focused our efforts on drilling and testing exploration wells.

     We incurred no impairment expense during the six months ended June 30, 2004. The carrying value of our Montana properties was reduced to the discounted net cash flows estimated at December 31, 2003. A reduction in natural gas prices, increase in exploration or development costs or increase in production costs could result in additional impairment expense recorded in subsequent periods.

     Other consulting and professional services increased approximately $91,000 or 73% from $124,000 during the six months ended June 30, 2003 to $215,000 during the six months ended June 30, 2004. The primary reason for this increased expense was monies expended for capital raising efforts.

     Compensation decreased by approximately $64,000 or 13% due to streamlining management responsibilities.

     Stock compensation expense increased approximately $433,000 during the six months ended June 30, 2004. This increase was due to granting options at exercise prices below the market at the date of grant. We are recognizing compensation expense for the difference between the exercise price and the market value at the date of grant over the period the compensation is earned.

     Legal and accounting expenses increased approximately $356,000 or 294% from $121,000 during the six months ended June 30, 2003 to $477,000 during the six months ended June 30, 2004. The primary reasons for this increased expense were our response to the Securities and Exchange Commission’s (SEC) investigation regarding ownership of our stock, costs associated with amending a previously filed Form 10-KSB and certain quarterly reports related to our various current and previous financing activities.

     General and administrative expense increased approximately $345,000 or 338% from $102,000 during the six months ended June 30, 2003 to $447,000 during the six months ended June 30, 2004. Included in this increase are overhead expenditures from expanded operating activities in China including professional fees for CUCBM and contract labor.

     Interest expense decreased $42,000 or 100% from the six months ended June 30, 2003. The $42,000 reflects interest expense related to the beneficial conversion factor for the $100,000 Professional Trading Services note payable executed in the second quarter 2003.

     These increased expenses resulted in our loss before income taxes increasing to $2,460,000 for the six months ended June 30, 2004, as compared to $1,388,000 for the same period of 2003. As is the case with our increased expenses, our increased operating loss is also attributable to our increased efforts to explore, develop, extract and sell coalbed methane gas in China, as well as our financing efforts.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     We had no operating revenue for the year ended December 31, 2003 and no revenue for the same period in 2002. Our total expenses for the year ended December 31, 2003 increased by 237% to $7,221,000 as compared to $2,144,000 or the same period in 2002. The expenses incurred in 2003 as compared to 2002 are set forth in the table below.

	Year	Year
	Ended	Ended
	December	December	Percentage increase
Expenses *	31, 2003	31, 2002	(+) or decrease (-)
Geologic & Engineering Services	$179,000	$380,000	(-) 53%
Impairment Loss	3,328,000	—	—
Other Consulting & Professional Services	235,000	296,000	(-) 21%
Compensation	829,000	596,000	(+) 39%
Stock Compensation	930,000	—	—
Travel	334,000	575,000	(-) 42%

	Year	Year
	Ended	Ended
	December	December	Percentage increase
Expenses *	31, 2003	31, 2002	(+) or decrease (-)
Legal & Accounting	411,000	66,000	(+) 522%
General & Administrative	667,000	231,000	(+) 188%
Mineral Lease Expense	60,000	—	—
Loss in Investment in Joint Venture	22,000	—	—
Amortization of Contract Rights	58,000	—	—
Interest Expense	168,000	—	—

Total	$7,221,000	$2,144,000	(+) 237%

* Note that these expenses may not represent all actual expenditures in the above categories as a result of our ability to capitalize certain expenditures.

     Geologic and engineering services decreased by approximately $201,000 or 53% from $380,000 in 2002. We reduced our dependence on outside consultants and employed in-house geologists.

     Impairment expense for the year ended December 31, 2003 increased to $3,328,000, from no impairment expense for the year ended December 31, 2002, as a result of the acquisition of the assets of Newark Valley Oil & Gas, Inc. The aggregate acquisition price was $4,778,000, which included 1,600,000 shares of our common stock valued at $3,600,000 among other consideration. The value of the restricted stock was determined based on the market price of the shares on the date of the consummation of the agreement. Simultaneous to the consummation of the agreement, assets were deemed to be impaired and written down to their fair value. Fair value, which was determined by valuation of the reserves estimated for the assets acquired indicated a revised carrying value of approximately $1,450,000. Accordingly, an impairment loss of $3,328,000 has been charged to operations in 2003. A reduction in natural gas prices, increase in exploration costs or increase in production costs could result in additional impairment in subsequent periods.

     Other consulting and professional services decreased by approximately $61,000 or 21% from $296,000 in 2002 due to increased dependence on employees and a related reduction in monthly retainer fees paid for fundraising.

     Compensation increased approximately $233,000 or 39% due to hiring certain individuals who provided consulting services in 2002 and also due to severance expenses resulting from changes in senior management during 2003.

     Stock compensation increased $930,000 due to the granting of options at exercise prices below market at the date of the grant. We recognize compensation expense for the difference between the exercise price and the market value as options vest.

     Travel costs decreased approximately $241,000 or 42% from $575,000 in 2002. During 2002, we incurred significantly more overseas travel by US personnel as management and consultants pursued several potential foreign concessions and actively promoted investment in the Company. During 2003, travel costs decreased as we focused on planning a development program of concessions won during 2002.

     Legal and accounting expenses increased approximately $345,000 or 522% from $66,000 in 2002. During 2002, approximately $90,000 was capitalized as acquisition costs of properties and foreign concessions. The increase in our planning and development of properties and expanded operations during 2003 increased the professional fees required to comply with SEC reporting requirements. Further costs were incurred to address the SEC’s investigation regarding ownership of our stock, to respond to related SEC subpoenas and to address other ongoing legal matters related to the threatened litigation discussed elsewhere within this registration statement. Finally, we incurred costs related to its private placement offering of stock to investors outside of the United States.

     General and administrative expense increased approximately $436,000 or 188% from $231,000 in 2002. Included in this increase is $248,000 for assistance, training and professional fees paid to CUCBM pursuant to the production sharing contracts ratified on December 31, 2002. Additionally, we temporarily engaged management and accounting personnel on a contract basis. Finally, we incurred increased overhead expenditures as we established and expanded operations in China.

     Interest expense increased $168,000 due to recognition of interest expense related to the beneficial conversion feature of the Company’s $200,000 loan from Clarion Finance AG and $100,000 loan from Professional Trading Services.

     These increased expenses resulted in our loss before income taxes increasing to $7,217,000 for the year ended December 31, 2003, as compared to $2,130,000 for the same period of 2002. As is the case with our increased expenses, our increased operating loss is also attributable to our increased efforts to explore, develop, extract and sell coalbed methane gas in China.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Comparisons between 2002 and 2001 are not meaningful. Prior to January 1, 2002, our name was EZFoodStop.Com and we had no operations. In January 2002, our name was changed to Far East Energy Corporation, and we entered into the business of exploration and production for coalbed methane gas primarily in The People’s Republic of China.

Liquidity and Capital Resources

     As of June 30, 2004, our cash and cash equivalents were $4,873,000, as compared to $2,326,000 as of December 31, 2003. The increase is due to the sale of investment units reduced by increased operating expenses, the deposit of cash in escrow and oil and gas exploration costs.

     Cash used in operating activities for the six months ended June 30, 2004 was $1,612,000 as compared to cash used in operating activities for the same period of 2003 of $1,115,000. This change is mainly attributable to increased cash operating expenses, including compensation, legal and accounting and general and administrative expenses.

     Cash used in investing activities increased to $1,838,000 for the six months ended June 30, 2004, as compared to $237,000 for the same period in 2003. This increase is primarily attributable to our deposit of $1,000,000 in an escrow account to act as a work performance guarantee under the Shanxi farmout agreement and to our drilling three wells in Yunnan Province in China.

     Cash provided by financing activities increased to $5,997,000 for the six months ended June 30, 2004, compared to $531,000 for 2003. The increase in cash provided by financing activities reflects proceeds from the exercise of warrants and sales of investment units in 2004.

     We believe that we have sufficient cash or can raise additional cash as necessary to fund operating needs and financial obligations through the end of 2004. We anticipate incurring approximately $5.2 million in exploration and development expenses in 2004,including $1 million, which has already been placed in escrow. This figure could be as high as $6.1 million if we elect to post cash reserves in lieu of performance bonds as required by Phase 2 of the Phillips agreements in Shanxi (See 2004 Plan of Operation — Shanxi Province, China).

     To develop our projects in China over the long term, we need to obtain funding to satisfy very significant expenditures for exploration and development of those projects, if they are successful. We anticipate obtaining such significant funds by various methods, which might include the issuance of equity securities, obtaining farm-out partners and the potential sale of property interests, among other alternatives.

     During the six months ended June 30, 2004, we raised net proceeds of approximately $2.227 million in an equity offering involving the sale of 128 investment units, each of which consist of 10,000 shares of our common stock and a warrant to purchase 10,000 shares of our common stock at $2.50. Additionally, we notified investors in our October 7, 2003 offering of our intention to redeem 25% of the warrants received. As of October 28, 2004, we received a total of approximately $2,759,960 upon the exercise of 2,759,978 warrants to purchase 2,759,978 shares of our common stock.

     We have also raised net proceeds of $1.056 million in a private placement of equity to accredited investors in the second quarter of 2004 which included the issuance of 550,000 restricted shares of our common stock at $2.00 per share and 550,000 warrants to purchase restricted shares of our common stock at $2.50 per share.

     Our ability to continue as a going concern depends upon our ability to raise additional, substantial funds for use in our planned development activities, and upon the success of our planned exploration and development activities. Since there can be no guarantee of future fundraising success, and since the success of exploratory drilling can never, by definition, be guaranteed, there is substantial doubt about our ability to continue as a going concern. However, management believes that we will continue to be successful in raising the funds necessary to explore for gas and, assuming success in those exploratory efforts, to raise the funds necessary for production and development. Management believes that, in the near term, we will be able to raise funds sufficient to assure satisfaction of our operating capital needs and financial obligations. We expect to raise these funds through a combination of the continued exercise of warrants issued to investors in conjunction with the recently completed private offerings and future equity and/or debt offerings.

     We do not expect to receive significant revenues from operations in China until at least late 2006. We do not anticipate receiving revenue from our Montana properties for the foreseeable future as we do not currently expect to have adequate financings to pursue a drilling program in Montana during 2004. We are evaluating whether to pursue a farmout agreement or other alternatives with outside third parties for our Montana properties. To generate revenue in China prior to the point at which production reaches pipeline quantities, we may elect to construct LNG facilities on our properties. However, we believe a LNG company may decide to construct such facilities at their own cost. This would allow gas to be produced and sold in the period before we achieve production in sufficient quantities to justify constructing short connecting pipelines to the Shangjing II and West-East pipelines in the Shanxi Province, or before a pipeline or other off take facility is operational in the Yunnan Province. A 100-ton per day LNG facility, which would absorb approximately 5 MMcfpd, would cost $10-15 million to construct. A 1,000-ton per day LNG facility capable of absorbing 50 MMcfpd would cost approximately $75 million. Again, while we may opt to construct LNG facilities, it is quite possible that a LNG concern may decide to construct such facilities near our properties at their own cost. We may construct pipelines to move gas from our fields to either municipalities or other pipelines. We estimate the cost to construct a pipeline in the Enhong and Laochang areas to be in excess of $50 million. Our farmout agreement from Conoco Phillips provides us with rights to two separate blocks; the Shouyang block, approximately 40 km south of the Shangjing II Pipeline to Beijing, and the Qinnan block, approximately 10 km north of the West-East Pipeline to Shanghai. We estimate the cost to construct pipeline connections from the Shouyang and Qinnan blocks to the Shangjing II and West-East Pipelines, respectively, to be approximately $63 million. We are delaying any decisions regarding the construction of LNG facilities or pipelines until such time as significant gas volumes are achieved. We believe this delay may allow us to avoid construction costs to the extent other entities (attracted by our gas), have constructed, are constructing or are planning to construct, such facilities.

Contractual Obligations Table

	Payments Due by Period
		Less
		than 1	1 to 3
Contractual Obligations	Total	Year	Years
Long-term debt obligations	—	—	—
Capital (finance) lease obligations	—	—	—
Operating lease obligations	3	—	$10,675
Purchase obligations	1	$7,500	—
Other long-term liabilities reflected on our balance sheet under GAAP of the primary financial statements	—	—	—

Total	4	$7,500	$10,675

     We have no obligations extending more than three years.

Critical Accounting Policies

     Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. GAAP represents a comprehensive set of accounting and disclosure rules and requirements, the application of which requires management judgments and estimates including, in certain circumstances, choices between acceptable GAAP alternatives. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions. Note 1 to our consolidated financial statements included in our Form 10-KSB/A for the year ended December 31, 2003, contains a comprehensive summary of our significant accounting policies. The following is a discussion of our most critical accounting policies, judgments and uncertainties that are inherent in our application of GAAP:

     Accounting for Oil and Gas Properties. Under the successful efforts method of accounting, we capitalize all costs related to property acquisitions and successful exploratory wells, all development costs and the costs of support equipment and facilities. Certain costs of exploratory wells are capitalized pending determination that proved reserves have been found. Such determination is dependent upon the results of planned additional wells and the cost of required capital expenditures to produce the reserves found. All costs related to unsuccessful exploratory wells are expensed when such wells are determined to be non-productive; other exploration costs, including geological and geophysical costs, are expensed as incurred. We recognize gains or losses on the sale of properties on a field basis.

     The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results from a drilling operation can take considerable time to analyze, and the determination that commercial reserves have been discovered requires both judgment and application of industry experience. Wells may be completed that are assumed to be productive and actually deliver oil and gas in quantities insufficient to be economic, which may result in the abandonment of the wells at a later date. Seismic costs incurred to select development locations within a productive oil and gas field are typically treated as development costs and capitalized. Judgment is required to determine when the seismic programs are not within proved reserve areas and therefore would be charged to expense as exploratory. The evaluation of oil and gas leasehold acquisition costs requires management’s judgment to estimate the fair value of exploratory costs related to drilling activity in a given area. Drilling activities in an area by other companies may also effectively condemn leasehold positions.

     The successful efforts method of accounting can have a significant impact on the operational results reported when we enter a new exploratory area in hopes of finding oil and gas reserves. Seismic costs can be substantial which will result in additional exploration expenses when incurred. The initial exploratory wells may be unsuccessful and the associated costs will then be expensed as dry hole costs and any associated leasehold costs may be impaired.

     Impairment of unproved oil and gas properties. Unproved leasehold costs and exploratory drilling in progress are capitalized and are reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to expense. The estimated fair value of unproved leasehold costs includes the present value of probable reserves discounted at rates commensurate with the risks involved in each classification of reserve. Our assessment of the results of exploration activities, commodity price outlooks, planned future sales or expiration of all or a portion of such leaseholds impacts the amount and timing of impairment provisions. An impairment expense could result if oil and gas prices decline in the future, as it may not be economic to develop some of these unproved properties. As of June 30, 2004, we had total unproved oil and gas property costs of approximately $2.8 million consisting of undeveloped leasehold costs of $1.5 million in Montana and unevaluated exploratory drilling costs of $1.3 million incurred in China, compared to $2.0 million consisting of undeveloped leasehold costs of $1.5 million in Montana and unevaluated exploratory drilling costs of $497,000 incurred in China as of December 31, 2003.

     Estimates of future dismantlement, restoration, and abandonment costs. The accounting for future development and abandonment costs changed on January 1, 2003, with the adoption of Statement of Financial Accounting Standards (SFAS) No. 143. SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The accrual is based on estimates of these costs for each of our properties based upon the type of production structure, reservoir characteristics, depth of the reservoir, market demand for equipment, currently available procedures and consultations with construction and engineering consultants. Because these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology, the political and regulatory environment and, beginning in 2003, estimates as to the proper discount rate to use and timing of abandonment. The Company has not acquired any assets that result in a material future abandonment cost. Therefore, there is no provision in the accompanying consolidated financial statements.

     Assessments of functional currencies. Our Chinese operations use the Chinese Yuan as their functional currency. Management determines the functional currencies of our subsidiaries based on an assessment of the currency of the economic environment in which a subsidiary primarily realizes and expends its operating revenues, costs and expenses. The assessment of functional currencies can have a significant impact on periodic results of operations and financial position.

     We have also adopted SFAS No. 52, Foreign Currency Translation, which requires that the translation of the applicable foreign currency into U.S. dollars be performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses resulting from such translation are included in the consolidated statements of stockholders’ equity and comprehensive income.

     Stock Based Compensation. We also apply Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for our stock option plan and have adopted the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation. Compensation cost for stock options granted has been recognized for certain options granted at an exercise price below market value. Other options granted had an exercise price equal to or greater than the market value of the underlying common stock on the day of grant.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     We do not engage in hedging activities and do not use commodity futures or forward contracts in our cash management functions. We do not hedge our exposure to currency rate changes. Instead, we are at risk for changes in currency exchange rates between the United States and the People’s Republic of China. In general, we hold cash reserves in U.S. Dollars and transfer funds to China as needed to operate our Chinese offices and conduct exploration operations. For the near term, we do not expect to generate any operating income from activities in China.

BUSINESS

Overview

     We became Far East Energy Corporation in early 2002 for the sole purpose of exploring, developing, producing, and selling CBM and conventional natural gas. CBM is a widely used resource in North America, comprising 8% of U.S. natural gas production. It is an emerging resource in China, where CBM can be produced with existing technologies developed in the United States. Our operations will focus on CBM exploration in Yunnan Province in Southern China, and in Shanxi Province in east-central China after final approval by the Ministry of Commerce. We have not decided whether to begin operations on shallow gas sand acreage in Montana, U.S., or to farmout acreage to another operation. We are in our development stage, and to date our activities have mainly included initial organization, capital formation, acquisition of mineral leases and/or production sharing contracts giving us the right to explore for, develop, produce and sell oil and gas or coalbed methane.

     On January 25, 2002, we entered into a production-sharing contract with CUCBM in the PRC. The PRC has granted CUCBM the exclusive authority to explore, develop, and produce coalbed methane in cooperation with foreign enterprises. Our contract with CUCBM gives us authority to jointly explore, develop, produce and sell CBM in and from a total area of 1,072 square kilometers or 265,000 gross acres (between 643.2 and 1072 net square kilometers or between 159,000 and 265,000 net acres for our share, depending upon the extent to which CUCBM decides to participate) in the Enhong and Laochang areas of Yunnan Province, PRC (whose closest cities are Qujing City and Kunming). The production-sharing contract was formally ratified by PRC’s Ministry of Commerce (formerly known as the Ministry of Foreign Trade and Economic Co-operation) on December 30, 2002. Our contract commits us to drill five exploration wells and eight pilot exploration wells in Yunnan Province during an initial three-year exploration and production period. CUCBM has agreed in the recent Joint Management Committee meeting to revise these terms to allow the Company to fracture and test two of the wells the Company has drilled and then drill one horizontal well with at least two laterals to satisfy Phase 1 requirements. The Company will then be allowed to drill one horizontal well with at least two laterals to satisfy the pilot development well requirement of Phase 2. This does not imply the existence of proved reserves. In addition to the wells we must drill, we are required to make other expenditures over the term of the Yunnan Province production sharing contract:

•	Signature fees of $100,000, due on January 1, 2005 (the second anniversary date of the contract);

•	CUCBM assistance fees and training fees for Chinese personnel each costing $45,000 per year during the exploration phase and $80,000 per year during the development and production phase;

•	Rental payments on land for exploration of $8,000 per year for the first three years; and

•	Salary and benefits paid to CUCBM professionals totaling $18,000 per month.

     We have the right to earn a minimum of 60% interest in the joint venture, with CUCBM retaining the remaining 40%. In the event that CUCBM elects to participate at a level less than 40%, their interest will be reduced proportionately, increasing our participating interest. After completion of Phase 2, CUCBM has the right to contribute up to 40% of further expenditures in return for a 40% interest in the project.

     We drilled our first three wells on the Enhong-Laochung coalbed methane block in Yunnan to total depth between October 2003 and April 2004. The drilling results to date for each well are:

•	FCY-LC01 — total depth 825 meters (2,722 feet).

     A total of 15 mineable coal seams were penetrated during the drilling of the well, with a total thickness of 29.4 meters (97 feet), which we consider to be excellent. The coring of the coal samples showed a recovery rate of 94.8%. In addition, the drilling revealed four targeted major coal seams with a total thickness of 16.3 meters (54 feet), all within an interval of about 110 meters (363 feet), which we believe are favorable for fracturing and production of coalbed methane (CBM). Testing of 18 desorption samples from the well resulted in gas content estimates of approximately 18 cubic meters per ton of coal or about 650 cubic feet per ton of coal.

•	FCY-EH02 — total depth 420 meters (1,344 feet).

     The well penetrated 15 coal seams with a thickness of 16.7 meters (53 feet). The total thickness of the coal seams targeted for potential production was 6.6 meters with a recovery rate of 70%. Estimated gas content, based on preliminary desorption results is approximately 10 cubic meters per ton of coal, or about 350 cubic feet per ton of coal.

•	FCY-EH01 — total depth 435 meters (1,436 feet).

     The well penetrated 42 coal seams with a thickness of 42.8 meters (141 feet). The total thickness of the four coal seams targeted for potential production was 17.2 meters (57 feet). Estimated gas content, based on preliminary desorption results, is approximately 8-10 cubic meters per ton of coal, or approximately 280-350 cubic feet per ton of coal.

     We have another production sharing contract with CUCBM covering the Zhaotong area of Yunnan Province (closest city is Zhaotong City), which has not yet received required government approval. Upon ratification of this contract, we would have the right to earn a minimum 60% interest in the joint venture, with CUCBM retaining the remaining 40%. In the event CUCBM elects to participate at a level less than 40%, their interest will be reduced proportionately, increasing our participating interest on a total of 200 square kilometers or 49,000 gross acres (between 120 and 200 net square kilometers or between 30,000 and 49,000 net acres based on CUCBM’s level of participation). CUCBM notified us on November 11, 2003, that the Zhaotong production sharing contract has not yet been ratified because the Ministry of Land and Resources of China has not yet received ‘the reply on the Yunnan Zhaotong project from the local governmental departments in Zhaotong City. These responses from governmental departments in Zhaotong city are needed before CUCBM can forward its recommendation for approval to the Ministry of Commerce. CUCBM stated that it ‘will continue to pursue the early approval of the Ministry of Commerce to the Contract of Yunnan Zhaotong CBM project if CUCBM obtains the CBM exploration license of Zhaotong.’ The Zhaotong contract specifies that we can commence an exploration program of two exploratory wells and four pilot wells.

     In addition to the two production sharing contracts with CUCBM, on March 19, 2003, we entered into a Memorandum of Understanding with a Conoco Phillips subsidiary, Phillips China

Inc. (Phillips). On July 17, 2003, we signed two farmout agreements with Phillips on the Qinnan and Shouyang CBM blocks in Shanxi Province, PRC and also signed an Assignment Agreement on the two blocks. Upon the satisfactory completion of the testing of two of these three wells previously drilled on these blocks by Phillips, we shall have the option to extend into the second phase of drilling. We will be responsible for 100% of the costs of the second phase of exploration and the drilling of the horizontal well. Upon our successful completion of the second phase, CUCBM will also have the option to participate as a working interest partner for anywhere from a net undivided participating interest of zero to 30%. During the first six months of 2004, we incurred costs of approximately $150,000 and expect to incur additional costs of approximately $1.1 million in the remaining six months of 2004 to perform the required tests, cover costs related to CUCBM Joint Management Committee salary fees of approximately $180,000, training fees of approximately of $120,000 during the exploration phase, exploration fees and assistance fees of approximately $100,000 per year during the exploration phase; rental payments on land for exploration of approximately $56,000 per year; and the payment made to Phillips of $76,052 for CBM equipment and materials associated with the project. Additionally, we have placed $1 million in an escrow account in satisfaction of our contractual commitment.

     To generate revenue in China prior to the point at which production reaches pipeline quantities, we may elect to construct LNG facilities on our properties. However, we believe a LNG company may decide to construct such facilities at their own cost. This would allow gas to be produced and sold in the period before we achieve production in sufficient quantities to justify constructing short connecting pipelines to the Shangjing II and West-East pipelines in the Shanxi Province, or before a pipeline or other offtake facility is operational in the Yunnan Province. A 100-ton per day LNG facility, which would absorb approximately 5 MMcfpd, would cost $10-15 million to construct. A 1,000-ton per day LNG facility capable of absorbing 50 MMcfpd would cost approximately $75 million. Again, while we may opt to construct LNG facilities, it is quite possible that an LNG concern may decide to construct such facilities near our properties at their own cost. We may construct pipelines to move gas from our fields to either municipalities or other pipelines. We estimate the cost to construct a pipeline in the Enhong and Laochang areas to be approximately $50 million. Our farmout agreement from Phillips provides us with rights to two separate blocks; the Shouyang block, approximately 40 km south of the Shangjing II Pipeline to Beijing, and the Qinnan block, approximately 10 km north of the West-East Pipeline to Shanghai. We estimate the cost to construct pipeline connections from the Shouyang and Qinnan blocks to the Shangjing II and West-East Pipelines, respectively, to be approximately $63 million. We are delaying any decisions regarding the construction of LNG facilities or pipelines until such time as significant gas volumes are achieved. We believe this delay may allow us to avoid construction costs to the extent other entities (attracted by our gas), have constructed, are constructing or are planning to construct, such facilities.

     Our wholly owned subsidiary, Far East Montana, Inc. acquired Newark Valley Oil & Gas Inc. (Newark), as of December 31, 2002, through a merger which was completed on January 21, 2003. The original terms of the merger agreement, which was dated December 31, 2002, concerning payment and fund raising was amended on June 19, 2003. The merger required that we raise $2 million in financing on or before June 21, 2003. In the Amended Plan of Merger Agreement the requirement to raise $2 million was extended to December 31, 2003, because we were uncertain if we would be able to meet the June 21, 2003 deadline. We satisfied this requirement by generating in excess of $5 million in financing through an accredited investors offering that closed on October 7, 2003. As of December 31, 2003, all obligations related to the Newark acquisition were satisfied.

     The aggregate acquisition price was $4,778,000, which included cash in the amount of $600,000, assumption of liabilities of $375,000, ongoing payments of annual lease expense and legal fees, and 1,600,000 shares of our common stock valued at $3,600,000. The value of the restricted stock was determined based on the market price of the shares on the date of the consummation of the agreement. Simultaneous to the consummation of the agreement, assets were deemed to be impaired and written down to their fair value. Fair value, which was determined by the valuation of reserves estimated for the assets acquired, indicated a revised carrying value of approximately $1,450,000. Accordingly, an impairment loss of $3,328,000 has been charged to operations in 2003.

     As a result of the merger with Newark, we now own undeveloped oil, gas and mineral rights and interests in approximately 147,535.10 net acres (165,000 gross acres) in eastern Montana (Phillips and Valley Counties, Montana) which we hope will demonstrate the existence of gas in commercial quantities. Between January 28, 2003 and September 30, 2003, the Company acquired an additional 1,643 acres of oil and gas leases in eastern Montana in exchange for our consideration of $15,690. These leases are contiguous or nearly contiguous with the leases already acquired in the Newark Valley Oil & Gas merger. Acquired acreage is subject to royalty and overriding royalty interests ranging from 14 to 18%.

     We do not expect that we will have funds available in the foreseeable future for our Montana property, and we are evaluating whether to pursue a farmout agreement or other alternatives with outside third parties. However, should funds become available for our Montana project, we would expend between $1.5 and $2 million to drill ten shallow wells as well as stimulate and construct a gathering system. Assuming good results for the first ten well program, we would then proceed to drill an additional 20 to 30 wells thereafter to evaluate the potential of constructing a pipeline to gain greater access to gas markets on the Northern Border pipeline. The cost of constructing a pipeline is estimated at $5 to $6 million. Continued development of this property could accelerate once a pipeline is constructed and reach a pace of 50 to 75 wells per year for a period of four to five years, at a cost of $8.5 to $12.7 million per year.

Production of Coalbed Methane Gas

     Our primary focus is on the development of coalbed methane gas in China. For reference purposes, it is noteworthy that eight to ten percent of all current natural gas production in the United States comes from coalbeds, or underground coal seams. Natural gas is basically methane gas. In fact, coal can contain 3-6 times the natural gas per ton of rock that a conventional natural gas reservoir contains assuming that both reservoirs have comparable pressures. Coalbed methane exploration and production involves drilling into a known coal deposit and extracting the gas that is contained in the coal.

     Coal is formed from ancient environments rich in plant life such as swamps, wetlands and marshes. Hundreds of millions of years ago, massive earth movements and geologic events slowly covered up these environments. During the time (millions of years) when the coal is formed (coalification), large amounts of gas are also generated and trapped within the internal surfaces (pores) of the coal. Many coalbeds are at relatively shallow depths (less than 1,500 meters). Water permeates coalbeds and creates enough pressure to seal the gas within the pores. Drilling into the coal and dewatering (pumping out) the coalbed allows the gas to escape and be gathered.

     Most coal beds contain gas. The gas adheres to the microscopic surfaces of the coal. This is called adsorption (meaning on the surface, not to be confused with absorption, which means to be inside of something). On a molecular level, the gas molecules attach to the coal’s internal microscopic pores. Since coal is also basically carbon, the attraction of the gas to the solid is very natural.

     Even after a coalbed has been identified as containing a commercial quantity of gas, a remaining crucial factor is to be able to retrieve the gas from the coal. This requires that the coal have sufficient permeability, which means that the gas can migrate, or flow, through the coal to the gas well that has entered the coal seam. Permeability is based upon how many fractures, or cleats, the coal has and how close they are to each other. The more cleats coal has, the better the coal’s permeability.

     Gas within coalbeds becomes mobile primarily through the flow mechanism of the coal, which is from the cleats. Gas is stored in the micropores of the coal. When the water in the coal seam is produced, the pressure in the coal cleat is reduced; gas is released and diffuses into the cleats. Gas flows to the well bore through the cleat system as well as any of the other cracks, crevices and fractures that the coal bed has. The looser the particles and the more spaces, fractures, cracks or air space a solid has the easier it is for something to flow through it. Hence if a reservoir has a high permeability, the better the production will be.

     Coal seams have many different characteristics. You could have an unacceptably low permeability seam, but with enough thickness, the otherwise deficient permeability would be overcome. In this case, the gas would flow out slowly, but because the coal seam is thick, more of the slow flowing gas would be produced since you have a thick area from which to collect the gas.

Coal Ranking

     Methane or natural gas is contained in all ranks of coal. The most gas is contained in the highest rank coal, which is called anthracite. Unfortunately anthracite has very low permeability. Semi-anthracite coal typically has higher quantities of gas than anthracite coal, but may still contain significant cleats (fractures) as well, making it more permeable. Far East Energy’s Shanxi project is semi-anthracite coal that has a favorable cleat structure, which should make the permeability favorable.

     The next lesser coal rank is bituminous coal that contains less gas per ton but usually has a good cleat structure, which allows for better flow or permeability of the gas through the coal. Far East Energy’s other major projects, Enhong and Laochang have bituminous and semi-anthracite coal.

Isotherm Tests

     Isotherm tests are lab tests that identify how much gas can be released from a ton of coal at various temperature and pressure levels. These tests provide important information on the saturation level of the coal. All three of Far East Energy’s projects have produced favorable isotherm tests meaning saturation levels are favorable. In fact, gas content from the Shanxi project on the Qinnan and Shouyang blocks in China compares favorably with that of typical coal from the San Juan Basin and Black Warrior Basin — both prolific U.S. CBM basins.

Comparable Isotherm Tests

Basin	Cu. Ft. per Ton	Depth
San Juan (New Mexico)	300-700	1,900’
Black Warrior (Alabama)	250-500	2,000’
Far East’s Shanxi Project	400-1,000	1,800’
Far East’s Yunnan Enhong-Laochang Project	200-500	2,000’

Dewatering

     To produce methane from coalbeds, water must be removed from the coal seams to decrease reservoir pressure and release the gas. After desorption (from the coal matrix) the gas diffuses through the coalbed’s cleats and fractures toward the well bore. Substantial dewatering of the coalbed is required initially. Water production declines as methane gas production increases. Produced water disposal presents major economic and environmental challenges for operators. These costs alone can determine the feasibility of coalbed methane projects.

Horizontal Drilling

     A potentially significant development is the ability to engage in horizontal drilling. This would allow a well bore to be in contact with hundreds of feet of coal since the drill stem, when it hits the coal seam, is redirected from a downward angle to a horizontal plane and simply follows the coal bed for hundreds of feet (sometimes 500 feet) in various directions. This access would change the dynamics of the gas recovery dramatically. In a normal well you would have to drill an 8-inch hole contacting and hollowing out a coal seam 10 feet thick. With horizontal drilling, you could go directly along the coal seam for hundreds of feet or more in many directions, increasing your contact. Of course, horizontal wells are more costly than traditional wells, but offer significantly more potential in reduced surface facilities and increased production rate.

     The benefits of horizontal drilling for coalbed methane are far more profound than for conventional oil and gas wells because of the greater exposure of the coalface to flow. This allows significantly more gas production on a daily basis than can be achieved with conventional vertical stimulation techniques. With the revisions agreed upon by the Joint Management Committees for the parties to the production sharing contracts as explained previously, we will be using horizontal drilling techniques for all of our exploration drilling operations in China.

Competition

     We will be operating in the competitive area of natural gas exploration, development and production in China and Montana. Our competitors include major integrated oil and gas companies and substantial independent energy companies, many of which possess greater financial and other resources than us.

Regulations

     Our operations will be subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for any pollution resulting from our operations. The cost of complying with these environmental laws is expected to be $500 per well per year.

Market For Gas

     In 2003 China became the world’s second largest user of petroleum (behind the United States). With the vast natural resources, China is also becoming one of the largest importers of oil and gas in the world. Demand in China is projected to outpace the rest of the world over the next decade. The State Council of China, the chief administrative body of the People’s Republic of China, is currently advocating a four-fold increase in natural gas usage by 2010. Additionally, China has mandated that natural gas replace coal as a major source of electricity by the 2008 Summer Olympics being held in Beijing. The Chinese government has provided incentives to stimulate the development of CBM. Included in these incentives are:

•	Exempting CBM development from import duties and import-related duties;

•	The first two years of CBM development will be subject to an income tax “holiday” from the government’s 33.3% income tax, followed by, in years three, four, and five, taxing at one-half the normal income tax rate;

•	CBM projects with foreign companies will be subject to a reduced value-added tax (VAT), at 5% compared to 13% to 17% VAT for conventional gas companies; and

•	There will be market pricing.

     Our competitors include major integrated oil and gas companies and substantial independent energy companies, many of which possess greater financial and other resources. Any sales we secure could be adversely affected by a sustained economic recession in China. However, with government mandates requiring reduced dependency on coal and increased usage of natural gas, demand appears likely to grow steadily, at least in the near term.

Employees

     As of June 30, 2004, the Company had a total of seventeen (17) employees, all of which were employed full-time.

DESCRIPTION OF CAPITAL STOCK

     Our amended articles of incorporation authorize up to 500,000,000 shares of common stock, par value $0.001 per share, and up to 500,000,000 shares of preferred stock, par value $0.001 per share. As of November 8, 2004:

•	61,117,285 shares of common stock were issued and outstanding; and

•	no shares of preferred stock were issued and outstanding.

     The following descriptions of our capital stock and provisions of our certificate of incorporation and bylaws are summaries of all of their material terms and provisions and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus is a part.

Common Stock

     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of Directors may elect all of the Directors standing for election. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our Board of Directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

     Our Board of Directors has the authority, without further action by the stockholders, to issue up to 500,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.

Stockholder Meetings and Proposals

     Our articles of incorporation provide that special meetings of stockholders may be called by the President, by the Board of Directors, and at the request of holders of not less than one-tenth of all outstanding shares of the corporation entitled to vote on any issue at the meeting.

Limitation of Liability of Directors

     Our articles of incorporation provides that no Director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability:

•	for any breach of the Director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	for unlawful payment of a dividend or an unlawful stock purchase or stock redemption; and

•	for any transaction from which the Director derived an improper personal benefit.

     The effect of these provisions is to eliminate our rights and the rights of our stockholders, through stockholder derivative suits on our behalf, to recover monetary damages against a Director for breach of fiduciary duty as a Director, including breaches resulting from grossly negligent behavior, except in the situations described above.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Listing

     Our common stock is quoted on the OTC Bulletin Board under the symbol “FEEC.”

Transfer Agent and Registrar

     The transfer agent for our common stock is Signature Stock Transfer, located at 2301 Ohio Drive, Suite 100, Plano, Texas 75093.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock. The number of shares available for future sale into the public markets is subject to legal and contractual restrictions, some of which are described below. The lapsing of these restrictions will permit sales of substantial amounts of our common stock in the public market or could create the perception that these sales could occur, which could adversely affect the market price for our common stock. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

     All of the shares sold in this offering will be upon the effectiveness of this registration statement freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144. In addition, any shares previously sold by our stockholders pursuant to Rule 144 are freely tradable under the Securities Act, unless they were purchased by our affiliates. 36,773,774 shares of common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 and Rule 701 of the Securities Act and will become eligible for resale within the next six months. When resale is permitted for these restricted securities, any subsequent selling of these shares may result in downward pressure on the trading price of our stock. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

     In general, under Rule 144 as currently in effect, any person or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted securities for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed 1% of the then outstanding shares of common stock, which equaled 61,117,285 as of November 8, 2004.

     Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 under the Securities Act may be relied upon for the resale of our common stock originally issued by us before our initial public offering to our employees, Directors, officers, consultants or advisers under written compensatory benefit plans, including our stock option plans, or contracts relating to the compensation of these persons. Shares of our common stock issued in reliance on Rule 701 are “restricted securities” and may be sold by non-affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the one-year holding period, in each case subject to the lockup agreements.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Securities and Exchange Commission (SEC) allows us to “incorporate by reference” in this prospectus the information that we filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. Information that we file later with the SEC will automatically update and supercede previously filed information, including information contained in this document.

     The documents which we incorporate by reference consist of the documents listed below that we have previously filed with the SEC and any future filings that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all stock covered by this Prospectus is sold or until this offering is otherwise completed.

•	Our Form 10-KSB/A for the year ended December 31, 2003 ; and

•	Our Form 10-Q/A for the quarter ended March 31, 2004 and Form 10-Q/A for the quarter ended June 30, 2004.

•	Our current report on Form 8-K filed on October 20, 2004 disclosing Item 2.06 and 4.02.

     You may also request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing , by writing or calling us at the following address:

Far East Energy Corporation
400 N. Sam Houston Pkwy E., Ste 205
Houston, TX 77060
Tel: (832) 598-0470

We also make available, free of charge, on our internet website at www.fareastenergy.com our annual reports on Form 10-KSB, quarterly reports on Form 10-Q and Form 10-QSB and current reports on Form 8-K, and any amendments to these reports, as soon as reasonably practicable after we file such material with, or furnish it to, the SEC. Information contained on our website is not part of this prospectus.

LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for us by Woltjen Law Firm, Dallas, Texas.

EXPERTS

     Our consolidated financial statements at December 31, 2002 and 2003, and for the years then ended appearing in this prospectus and registration statement have been audited by Payne Falkner Smith & Jones, P.C., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-2 with the Securities and Exchange Commission for the common stock that the selling stockholders are offering by this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not include all of the information contained in the registration statement or the exhibits to the registration statement. You should refer to the registration statement and its exhibits for additional information.

     We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You can obtain our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0300 for further information on the operation of the public reference facility.

FAR EAST ENERGY CORPORATION

FAR EAST ENERGY CORPORATION
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2003 (Restated) and 2002 (Restated)
(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Directors
Far East Energy Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheet of Far East Energy Corporation and Subsidiaries (a development stage Company) as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended and for the period from the date of incorporation on February 4, 2000 to December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Far East Energy Corporation and Subsidiaries as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended and for the period from the date of incorporation on February 4, 2000 to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The Board of Directors
Far East Energy Corporation and Subsidiaries

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred net losses since its inception and has no established source of revenues. Those conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are described in Note 1. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

As described in Note 17 to the consolidated financial statements, the accompanying consolidated financial statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003 have been restated.

March 12, 2004
(October 8, 2004 as to the effects of the restatement discussed in Note 17, as it relates to the December 31, 2003 financial statements)

/s/ Payne Falkner Smith & Jones, P.C.
Payne Falkner Smith & Jones, P.C.

Dallas, Texas

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)
Consolidated Balance Sheet
December 31, 2003 and 2002

	2003	2002
	(Restated)	(Restated)
ASSETS
Current:
Cash and cash equivalents	$2,326,000	$1,008,000
Prepaids and other current assets	4,000	1,000

Total current assets	2,330,000	1,009,000

Property and equipment, net	2,067,000	101,000
Intangible asset	217,000	175,000
Investment in joint venture	—	22,000
Other	—	143,000

	$4,614,000	$1,450,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$664,000	$253,000
Other liabilities	106,000	250,000
Note payable	100,000	—

Total current liabilities	870,000	503,000

Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, $0.001 par value, 500,000,000 shares authorized, 56,379,153 and 45,750,500 issued and outstanding at December 31, 2003 and 2002, respectively	57,000	45,000
Additional paid in capital	12,132,000	3,060,000
Additional paid in capital — outstanding stock options	930,000	—
Deficit accumulated during the development stage	9,373,000)	(2,156,000)
Accumulated other comprehensive loss	(2,000)	(2,000)

Total stockholders’ equity	3,744,000	947,000

	$4,614,000	$1,450,000

See accompanying notes to consolidated financial statements.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)
Consolidated Statement of Operations
For the Years Ended December 31, 2003 and 2002

	Cumulative
	During
	Development	2003
	Stage
	(Restated)	(Restated)	2002
Revenues:
Interest income	$19,000	$6,000	$13,000
Foreign currency exchange (loss) gain	(1,000)	(2,000)	1,000

Total revenues	18,000	4,000	14,000

Expenses:
Geologic and engineering services	559,000	179,000	380,000
Impairment loss	3,328,000	3,328,000	—
Other consulting and professional services	531,000	235,000	296,000
Compensation	1,425,000	829,000	596,000
Stock compensation	930,000	930,000	—
Travel	909,000	334,000	575,000
Legal and accounting	482,000	411,000	66,000
Mineral lease rent	60,000	60,000	—
Loss on investment in joint venture	22,000	22,000	—
Amortization of contract rights	58,000	58,000	—
General and administrative	919,000	667,000	231,000
Interest expense	168,000	168,000	—

Total expenses	9,391,000	7,221,000	2,144,000

Loss before income taxes	(9,373,000)	(7,217,000)	(2,130,000)
Income taxes	—	—	—

Net loss	(9,373,000)	(7,217,000)	(2,130,000)
Deficit — beginning of period	—	(2,156,000)	(26,000)

Accumulated deficit — end of period	$(9,373,000)	$(9,373,000)	$(2,156,000)

Earnings per share — Basic		$(0.14)	$(0.05)

Earnings per share — Diluted		$(0.12)	$(0.05)

See accompanying notes to consolidated financial statements.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZFoodstop.com)
(A Development Stage Company)

Consolidated Statement of Stockholders’ Equity
For the years ended December 31, 2003, 2002, 2001 and 2000

					Additional
					Paid-in	Deficit
		Common Stock			Capital	Accumulated	Accumulated
				Additional	Outstanding	During the	Other		Total
	Date of	Number of	Par	Paid-in	Stock	Development	Comprehensive		Stockholders’
	Transaction	Shares	Value	Capital	Options	Stage	Loss	Loss	Equity
Shares issued	4/00-8/00	2,250,000	$2,000	$51,000	$—	$—	$—		$53,000
Net loss		—	—	—	—	(11,000)	—	$(11,000)	(11,000)

Balance December 31, 2000		2,250,000	2,000	51,000	—	(11,000)			42,000
Net loss		—	—	—	—	(15,000)	—	$(15,000)	(15,000)

Balance December 31, 2001		2,250,000	2,000	51,000	—	(26,000)	—	—	27,000
18 for 1 Stock Split	1/1/2002	38,250,000	38,000	(38,000)	—	—	—	—	—
Sale of stock for cash	1/24-4/1/02	5,250,500	5,000	3,047,000	—	—	—	—	3,052,000
Stock issued in connection with acquisition in process	12/30/2002	1,600,000	2,000	3,598,000	—	—	—	—	3,600,000
Stock issued subject to acquisition completion		(1,600,000)	(2,000)	(3,598,000)	—	—	—	—	(3,600,000)
Comprehensive loss:
Net loss		—	—	—	—	(2,130,000)		$(2,130,000)	(2,130,000)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment		—	—	—	—	—	(2,000)	(2,000)	(2,000)

Total comprehensive loss		—	—	—	—	—	—	$(2,132,000)	—

Balance December 31, 2002		45,750,500	45,000	3,060,000	—	(2,156,000)	(2,000)		947,000
Sales of stock for cash	2/12/2003	60,000	1,000	134,000	—	—	—	—	135,000
	4/30-10/7/03	8,628,269	9,000	4,939,000	—	—	—	—	4,948,000
Warrants exercised	11/26, 12/4,
	12/29/03	32,692	—	33,000	—	—	—	—	33,000
Stock options outstanding	10/1/03 - 12/31/03	—	—	—	930,000	—	—	—	930,000
Issuance of debt with beneficial conversion feature	6/12/03 and 7/23/03	—	—	168,000	—	—	—	—	168,000
Conversion of notes payable	10/6/2003	307,692	—	200,000	—	—	—	—	200,000
Stock issued in completion of acquisition in process	8/21/2003	1,600,000	2,000	3,598,000	—	—	—	—	3,600,000
Comprehensive loss:
Net loss						(7,217,000)		$(7,217,000)	(7,217,000)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment							—	—	—

Total comprehensive loss		—	—	—	—	—	—	$(7,217,000)	—

Balance December 31, 2003		56,379,153	$57,000	$12,132,000	$930,000	$ (9,373,000)	$(2,000)		$3,744,000

See accompanying notes to consolidated financial statements.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)
Consolidated Statement of Cash Flows
For the Years Ended December 31, 2003 and 2002

	Cumulative
	During
	Development
	Stage	2003
	(Restated)	(Restated)	2002
Cash flows from operating activities:
Net loss	$(9,373,000)	$(7,217,000)	$(2,130,000)
Adjustments to reconcile net loss to cash used in operations:
Depreciation and amortization	84,000	77,000	7,000
Stock option compensation	930,000	930,000	—
Interest expense — beneficial conversion feature	168,000	168,000	—
Loss on investment in joint venture	22,000	22,000	—
Impairment loss	3,328,000	3,328,000	—
Increase in prepaid expense	(4,000)	(3,000)	(1,000)
Increase in accounts payable	664,000	411,000	253,000
Increase in other liabilities	106,000	106,000	—

Net cash used in operations	(4,075,000)	(2,178,000)	(1,871,000)

Cash flows from investing activities:
Net acquisitions of intangibles	(275,000)	(207,000)	(90,000)
Investment in joint venture	(22,000)	—	—
Investments in unproved oil and gas properties	(1,675,000)	(1,675,000)	—
Investments in property and equipment	(146,000)	(38,000)	(108,000)

Net cash used in investing activities	(2,118,000)	(1,920,000)	(198,000)

Cash flows from financing activities:
Net proceeds from the issuance of notes payable	300,000	300,000	—
Proceeds from the sale of common stock	8,188,000	5,083,000	3,052,000
Proceeds from the exercise of warrants	33,000	33,000	—

	8,521,000	5,416,000	3,052,000

Effect of exchange rate changes on cash	(2,000)	—	(2,000)

Increase in cash and cash equivalents	2,326,000	1,318,000	981,000
Cash and cash equivalents — beginning of period	—	1,008,000	27,000

Cash and cash equivalents — end of period	$2,326,000	$2,326,000	$1,008,000

See accompanying notes to consolidated financial statements.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2003 (Restated) and 2002 (Restated)

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of Far East Energy Corporation and its wholly owned subsidiaries, Newark Valley Oil & Gas, Inc. (Newark), Yunnan Huayi Eco-Tech Consulting Co. Ltd. (Eco Tech), Far East (BVI), Inc. (Far East BVI) and its Chinese joint venture entity, Guihzou Far East Panjiang Chemical Co. Ltd. (GFEPC). Far East is organized under the laws of the State of Nevada. Newark is organized under the laws of the State of Nevada. Far East BVI is organized under the laws of the British Virgin Islands. Eco Tech is a Chinese company. GFEPC is a Chinese joint venture. All significant intercompany balances and transactions have been eliminated in consolidation.

The following is a summary of the significant accounting policies used by Far East Energy Corporation and Subsidiaries (together referred to as the Company) in the preparation of its financial statements. These accounting policies conform to generally accepted accounting principles and practices generally followed within the mining and extraction industries. A description of the more significant of these policies follows.

Business

The Company was incorporated as Egoonline.com in the State of Nevada, United States of America on February 4, 2000 under the Nevada Revised Statutes, Chapter 78, Private Companies, and changed its name to EZfoodstop.com on April 26, 2000. EZFoodstop.com changed its name to Far East Energy Corporation on January 10, 2002.

The Company is in its development stage and to date its activities have been limited to initial organization, capital formation, acquisition of assets (assets being defined as mineral leases and/or production sharing contracts giving the Company the right to explore for, develop, produce and sell oil and gas or coalbed methane (CBM)), CBM well drill planning, gas well drilling program planning and drilling its first exploratory well in the fourth quarter of 2003. Its current operations are principally focused on developing its coal bed methane projects located in the Guizhou and Yunnan Provinces of China.

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company has been in the development stage since its formation on February 4, 2000. The Company has incurred net losses since its inception and has not established a source of revenue. In view of these matters, realization of a major portion of the assets in the

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

accompanying consolidated balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financing requirements, and the success of its future operations. Management believes that actions presently being taken to revise the Company’s operating and financial requirements provide the opportunity for the Company to continue as a going concern. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment

The Company follows the successful efforts method of accounting. Under this method, the Company capitalizes all costs related to property acquisitions and successful exploratory wells, all development costs and the costs of support equipment and facilities. Certain costs of exploratory wells are capitalized pending determination that proved reserves have been found. All costs related to unsuccessful exploratory wells are expensed when such wells are determined to be non-productive; other exploration costs, including geological and geophysical costs, are expensed as incurred. The Company recognizes gain or losses on the sale of properties on a field basis.

Unproved leasehold costs are capitalized and reviewed periodically for impairment on a property-by-property basis, considering factors such as drilling and exploitation plans and lease terms. The estimated fair value of unproved leasehold costs includes the present value of probable reserves discounted at rates commensurate with the risks involved in each classification of reserve. Costs related to impaired prospects are charged to expense. An impairment expense could result if oil and gas prices decline in the future or if downward reserves revisions are recorded, as it may not be economic to develop some of these unproved properties.

Costs of proved leaseholds are amortized on the unit-of-production method based on proved reserves on a field basis. The depreciation of capitalized production equipment and drilling costs is based on the unit-of-production method using proved developed reserves on a field basis.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

The cost of unproved properties not being amortized is assessed quarterly to determine whether such properties have been impaired. In determining whether such costs should be impaired, we evaluate current drilling results, lease expiration dates, current oil and gas industry conditions, international economic conditions, capital availability, foreign currency exchange rates, political stability in the countries in which the Company has an investment, and available geological and geophysical information. Any impairment assessed is charged to expense.

Intangible Assets

During 2002, the Company fully implemented the provisions of Statement of financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142) which, among other things, eliminated the amortization of goodwill and required at a minimum the Company to perform an annual impairment test for goodwill.

SFAS No. 142 also requires that intangible assets, with a finite life be amortized over their estimated useful life and be recorded separate and apart from Goodwill. Intangible assets on the accompanying consolidated financial statements represent contract rights to explore foreign oil concessions for coalbed methane (CBM) and are being amortized over three years.

Advertising

The Company incurred no advertising costs in 2003 or 2002.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Environmental Matters

Environmental costs are expensed or capitalized depending on their future economic benefit. Costs that relate to an existing condition caused by past operations with no future economic benefit are expensed. Liabilities for future expenditures of a non-capital nature are recorded when future environmental expenditures and/or remediation are deemed probable and the costs can be reasonably estimated. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

Net Loss Per Share

The Company applies SFAS No. 128, “Earnings Per Share” for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of the Company.

Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive.

Stock Options

The Company applies APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plan and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123) as amended by Statement of Financial Accounting Standards “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” (SFAS No.148).

Had compensation cost for these plans been determined consistent with the provisions of SFAS No. 123, the Company’s stock-based compensation expense, net loss and loss per share would have been adjusted to the following pro forma amounts:

	2003	2002
Net loss:
As reported	$(7,217,000)	$(2,130,000)
Add: Stock-based employee compensation expense included in net loss	930,000	—
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(3,722,000)	(252,000)

Pro forma net loss	$(10,009,000)	$(2,382,000)

Basic loss per share:
As reported	$0.14	$0.05
Pro forma	0.20	0.05
Diluted loss per share:
As reported	$0.12	$0.05
Pro forma	0.17	0.05

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

The Company estimated the fair value of each stock award in 2003 and 2002 at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield at 0%; expected volatility of approximately 50%; risk-free interest rate of 0.9% to 1.4% and expected lives of five to six years for the options.

Foreign Currency Translation

Foreign currency transactions and financial statements are translated in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. The functional currency for the Company’s foreign operations is the applicable foreign currency. The translation of the applicable foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses resulting from such translation are included in the consolidated statements of stockholders’ equity and comprehensive income.

There was no aggregate foreign currency translation gain or loss in 2003. Foreign currency translation resulted in an aggregate loss of $2,000 in 2002.

Fair Values of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2003 and 2002.

	2003		2002
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(In Thousands)
Cash and cash equivalents	$2,326	$2,326	$1,008	$1,008
Other liabilities	100	100	250	250
Notes payable	100	100	—	—

The following methods and assumptions were used to estimate the fair value of the financial instruments summarized in the table above. The carrying values of accounts receivable, other assets, accounts payable and accrued expenses included in the accompanying consolidated balance sheets approximated fair market value at December 31, 2003 and 2002.

Cash and Cash Equivalents

The carrying amounts approximate fair value due to the short-term maturity of the instruments.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

Notes Payable

The carrying amounts of notes payable approximated their fair value due to the short-term maturity of the instruments.

Other Liabilities and Commitments

The fair value of other liabilities and commitments is the present value of amounts to be paid determined at appropriate current interest rates for long-term liabilities.

Comprehensive Income

Comprehensive income is included in the consolidated statement of changes in stockholders’ equity and reported for all periods. Comprehensive income includes both net income and other comprehensive income, which includes the foreign currency translation adjustments.

Reclassification

Certain amounts previously reported have been reclassified to conform to the current format.

2. Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” This statement applies to intangibles and goodwill acquired after June 30, 2001, as well as goodwill and intangibles previously acquired. Under this statement, goodwill as well as other intangibles determined to have an infinite life will no longer be amortized; however, these assets will be reviewed for impairment on a periodic basis. This statement is effective for the Company for the first quarter in the fiscal year ending December 31, 2002. The adoption of this statement did not have a material effect on the Company’s financial statements.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of this statement did not have a material effect on the Company’s financial statements.

In December 2002, the FASB issued Statement No. 148 (FAS 148), “Accounting for Stock-Based Compensation-Transition and Disclosure.” FAS 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation” to provide three alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, it requires more prominent disclosure about the method of accounting for stock-based compensation and the effect of the method used on reported results. The provisions of FAS 148 are generally effective for fiscal years ending after December 15,

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

2003. Management does not believe that the effects of FAS 148 will have a material impact on its financial statements.

In April 2003, the FASB issued Statement No. 149 (FAS 149), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS Statement No.133, “Accounting for Derivative Instruments and Hedging Activities.” The provisions of FAS 149 did not have a material impact on its financial statements.

In May 2003, the FASB issued Statement No. 150 (FAS 150), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, many of which such instruments were previously classified as equity. The provisions of FAS 150 became generally effective June 15, 2003. The effects of FAS 150 did not have a material impact on its financial statements.

In December 2003, the FASB revised Statement No. 132 (FAS 132), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This Statement improves financial disclosures for defined benefit plans. The change replaces existing FASB disclosure requirements for pensions. The standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The provisions are effective for fiscal years ending after December 15, 2003, and for quarters beginning after December 15, 2003. The effects of the revised FAS 132 did not have a material impact on its financial statement.

3. Going Concern

The Company’s financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no source of revenue.

Management intends to continue financing efforts to support the current and proposed business operations in China and Montana. The ability of the Company to continue as a going concern is dependent upon its ability to raise substantial funds for use in development activities and upon the success of the Company’s planned exploration and development activities. There can be no guarantee of future fundraising success. The success of exploratory drilling is uncertain. However, management believes that the Company will continue to be successful in raising the funds necessary to explore for gas and, assuming success in those exploratory efforts, to raise the funds necessary for production and development.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

Management believes that the Company will be able to raise funds sufficient to assure satisfaction of its operating capital needs/plans and financial obligations through December 31, 2005. These funds are anticipated to be raised through private offerings to accredited investors through early 2004. If Management is not successful in raising the required monies, the Company may not be able to continue as a going concern.

Because the company has acquired an undeveloped natural resource that will require substantial exploration and development, management does not expect to generate meaningful revenues until at least 2005. Expenses for the second half of 2004 will have to be financed through cash flow, which may not yet be available if production and sales of coalbed methane gas are not significant, or through future financings of equity and/or debt.

4. Statement of Cash Flows

The Company uses the indirect method to present cash flows from operating activities. Other supplemental cash flow information for the years ended December 31, 2003 and 2002 is presented as follows:

	2003	2002
Cash transactions:
Cash paid for interest	$5,000	$—

Cash paid for income taxes	$—	$—

Noncash transactions:
Acquisition of contract rights	$—	$150,000

Net acquisition of mineral leases	$272,000	$—

Issuance of common stock in acquisition	$3,600,000	$—

Increase in outstanding stock options	$930,000	$—

Conversion of notes payable to common stock	$200,000	$—

5. Acquisition

Effective December 31, 2002, the Company entered into an agreement to acquire a significant amount of assets when its wholly owned subsidiary, Far East Montana, Inc., executed a Plan of Merger (Agreement) with Newark Valley Oil & Gas, Inc, a Nevada corporation (Newark) wholly owned by North American Oil and Gas, Inc., (North American). Newark survived the merger and became a wholly owned subsidiary of the Company. Pursuant to the Agreement, in exchange for one hundred percent (100%) of the outstanding equity of Newark , the Company has issued: 1,600,000 restricted common shares and agreed to pay $600,000 in cash ($100,000 paid at closing, $200,000 to be paid five (5) months after closing and $300,000 to be paid twelve (12) months after closing), and assumed liabilities with a fair value of $375,000.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

As a result of the agreement, the Company will acquire certain undeveloped oil, gas and mineral rights and interests in approximately 147,535.10 net acres located in the eastern portion of the state of Montana. Of the total net acres, approximately 134,530.16 acres constitute federal leases, approximately 5,141.80 acres constitute state of Montana leases, and approximately 7,863.14 acres constitute freehold leases.

This acquisition will be accounted for as an asset purchase. As such, acquired assets and liabilities will be recorded at fair value at the date of acquisition.

The agreement contained a contingency that the Company use its best efforts to secure additional financing in the amount of $2,000,000 within 120 days from the date of closing (December 31, 2002). In the event such financing was not secured within 120 days of Closing, the Company would have been in default of this Agreement and the transaction would have been subject to rescission. In the event of rescission, the Company would have transferred all of the outstanding equity interests in Newark to North American. North American would have returned to the company the 1,600,000 restricted common shares of the Company. However, North American would have retained any monies tendered pursuant to the Agreement.

Due to the significance and uncertainty of this contingency the effect of the transaction was not recorded by the Company until the contingency was resolved in August 2003. Accordingly, the statement of stockholders equity as of December 31, 2002 reflects both the issuance of stock and the effect of the potential contingency. The results of operations of Newark have been included in the accompanying consolidated financial statements from September 2003 forward.

The aggregate acquisition price was $4,778,000, which included cash in the amount of $600,000, assumption of liabilities of $375,000, ongoing payment of annual lease expense and legal fees, and 1,600,000 shares of the Company’s common stock valued at $3,600,000. The value of the restricted stock was determined based on the market price of the shares on the date of the consummation of the agreement. Simultaneous to the consummation of the agreement, assets were deemed to be impaired and written down to their fair value. Fair value, which was determined by the valuation of reserves estimated for the assets acquired, indicated a revised carrying value of approximately $1,450,000. Accordingly, an impairment loss of $3,328,000 has been charged to operations in 2003.

Following is a condensed balance sheet showing the fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

Property and equipment	$1,450,000
Current liabilities	535,000

Net assets acquired	$915,000

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

6. Property and Equipment

Property and equipment includes the following:

	2003	2002
Unproven oil and gas properties	$1,947,000	$—
Furniture and equipment	146,000	108,000

	2,093,000	108,000
Accumulated depreciation	(26,000)	(7,000)

	$2,067,000	$101,000

Depreciation expense for the years ended December 31, 2003 and 2002 was approximately $19,000 and $7,000.

7. Intangible Asset

Intangible assets consist of mineral exploration rights acquired during 2002 pursuant to a Production Sharing Contract with the China United Coal Bed Methane Corporation (CUCBM) and are being amortized over three years.

Assigned costs and accumulated amortization at December 31, 2003 and 2002 were as follows:

	2003	2002
Gross amounts	$275,000	$175,000
Less accumulated amortization	58,000	—

	$217,000	$175,000

Amortization expense for the year ended December 30, 2003 amounted to approximately $58,000. There was no amortization expense in 2002 due to the contract ratification occurring December 31, 2002. Estimated amortization expense for the next three years is $91,000, $91,000 and $35,000.

On January 25, 2002, the Company entered into a Production Sharing Contract with the China United Coal Bed Methane Corporation (CUCBM), which has exclusive legal authority over all

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

coal bed methane gas in the People’s Republic of China (PRC). Pursuant to the Production Sharing Contract, the Company received the authority from CUCBM to jointly explore, develop, produce and sell coal bed methane gas in and from a total area of 1,072 unevaluated square kilometers in the Enhong and Laochang areas of Yunnan Province, PRC. The Production Sharing Contract was subject to formal ratification by PRC’s Ministry of Foreign Trade and Economic Cooperation (MOFTEC). On December 30, 2002, MOFTEC ratified this Production Sharing Contract. The contract required the Company to pay $150,000 to CUCBM upon ratification and an annual payment of $100,000 on the anniversary date for two subsequent years.

The Company has the right to earn a minimum of 60% interest in the joint venture, with CUCBM retaining the remaining 40%. In the event CUCBM elects to participate at a level less than 40%, their interest will be reduced proportionately, increasing the Company’s participating interest.

As a result of MOFTEC’s ratification and approval of the Production Sharing Contract concerning the Enhong and Laochang areas, the Company can commence its exploration program, which initially involves the drilling of five (5) exploratory wells and eight (8) pilot development wells.

The Company has another Production Sharing Contract of the same date with CUCBM in the Zhaotong area of Yunnan Province which has not yet been ratified.

8. Investment in Joint Venture

On June 5, 2002, the Company executed a Sino-Foreign Joint Venture Contract (the Contract) with Panjiang Coal-Electricity (Group) Co. Ltd. (Panjiang) to establish a joint venture limited liability Company (Joint Venture) in the PRC to extract and use coalmine methane gas from six (6) operating Panjiang coalmines which cover an area of 120 square kilometers. This contract was entered into by the Company through its wholly owned subsidiary, Far East BVI.

In accordance with certain provisions of the contract during 2003, the Company notified Panjiang of its intention to withdraw from the project, which effectively eliminates all assets and obligations associated with the project. If the Company had withdrawn from the project in 2002 the total assets, stockholders’ equity and net income in the accompanying consolidated financial statements would have been decreased by approximately $22,000.

9. Other Assets

Other assets consist of acquisition costs on Newark Valley Oil and Gas. This included the initial $100,000 paid at closing and initial acquisition costs of approximately $43,000. These costs are classified as undeveloped oil and gas properties at December, 31, 2003, and were classified as other assets at December 31, 2002 pending the outcome of the contingency related to the merger agreement as more fully described in Note 4.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

10. Notes Payable

A loan of $25,000 was made to the Company by one of its former Directors, Ramesh Kalluri on May 1, 2003. The loan was due and payable on May 1, 2004. The interest rate of the loan was 10% with the accrued interest payable in four installments on August 1, 2003, on November 1, 2003, on February 1, 2004 and on May 1, 2004. The Company repaid the loan principal in December 2003.

On June 12, 2003, the Company received a loan from Professional Trading Services in the amount of $100,000. Maturity was on demand, at the option of the lender, repayable in cash with accrued interest. Interest on the loan was five (5) percent per year. The loan had a Conversion Privilege, at the exclusive option of the lender. The lender exercised the conversion feature on October 6, 2003. The lender received 153,846 restricted shares of common stock at $0.65 per share and one full warrant exercisable at $1.00. The conversion rate of the debt was below fair value at issuance. Accordingly, interest expense to reflect the beneficial conversion feature of approximately $42,000 has been recognized in the accompanying consolidated financial statements for the year ended December 31, 2003. The stock is restricted for two years from the date of conversion.

On July 23, 2003, the Company signed a Loan Agreement with Clarion Finanz AG. The principle amount of the loan is $200,000. Maturity is on demand, at the option of the lender, repayable in cash with accrued interest. Interest on the loan is five (5) percent per year. The loan has a Conversion Privilege, at the exclusive option of the lender. The loan balance is convertible into FEEC stock at $0.65 per share of common stock and one full warrant for one common share exercisable at $1.00. Interest payments will be made yearly at the annual maturity date, unless repaid earlier in full. The lender exercised the conversion feature on October 6, 2003 with regard to $100,000 of the outstanding balance of the loan. The lender received 153,846 restricted shares of common stock at $0.65 per share and one full warrant exercisable at $1.00. The conversion rate of the debt was below fair value at issuance. Accordingly, interest expense to reflect the beneficial conversion feature of approximately $126,000 has been recognized in the accompanying consolidated financial statements for the year ended December 31, 2003. The stock is restricted for two years from the date of conversion.

11. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2003 and 2002 are as follows:

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

	2003	2002
Deferred tax assets:
Net operating loss	$1,696,000	$762,000
Intangibles	16,000	—
Unproven oil and gas property	1,131,000	—
Stock compensation	316,000	—

Total deferred tax assets	3,159,000	762,000

Deferred tax liabilities:
Premises and equipment	9,000	1,000

Net deferred tax asset	3,150,000	761,000
Less valuation allowance	(3,150,000)	(761,000)

	$—	$—

At December 31, 2003 and 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $4,988,000 and $2,240,000, respectively, which will expire beginning in 2016. At December 31, 2003 and 2002, management believed that the above indicated valuation allowance was necessary in order to comply with the provisions of Statement of Financial Accounting Standard No. 109, as discussed in Note 1.

Income taxes for financial reporting purposes differed from the amounts computed by applying the statutory federal income tax rates due to the recording of the valuation allowance. The net change in the valuation allowance for the years ended December 31, 2003 and 2002 was an increase of $2,389,000 and $757,000, respectively.

12. Commitments and Contingencies

The Company is periodically involved in legal actions arising from normal business activities. Management believes that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the financial position or results of operations of the Company. The Company does not anticipate any material losses as a result of commitments and contingent liabilities. Rent expense for the years ended December 31, 2003 and 2002 was approximately $36,000 and $49,000, respectively. There are no noncancelable leases with remaining terms in excess of one year.

CUCBM Minimum Exploration Work Commitment Agreement

In conjunction with the Production Sharing Agreements, the Company entered into a Minimum Exploration Work Commitment agreement with CUCBM that requires the Company to drill five (5) exploratory wells on the Enhong and Laochang fields. The Company will also be required to drill two (2) exploratory wells on the Zhaotong field upon ratification of that Production Sharing Contract. When the Company completes the exploratory wells (Phase I of the Minimum

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

Exploration Work Commitment Agreement) Management may decide to begin Phase Two wherein the Company will be required to drill eight (8) pilot development wells on the Enhong and Laochang fields and four (4) pilot development wells on the Zhaotong field if that Production Sharing Contract is ratified. The Company had drilled one exploratory well as of December 31, 2003.

Conoco Phillips Memorandum of Understanding

On March 19, 2003, the Company entered into a Memorandum of Understanding (“MOU”) with a Conoco Phillips subsidiary, Phillips China Inc. (Phillips), which sets forth the terms and conditions of an agreement for the Company to acquire a net undivided forty percent (40%) of Phillips’ seventy percent (70%) interest in both the Shouyang PSC (near Taiyuan City) and the Qinnan PSC (near Jincheng and Qinshui). On July 17, 2003, Far East and Phillips signed two Farmout Agreements on the Qinnan and Shouyang CBM blocks in Shanxi Province, P.R.C. and also signed an Assignment Agreement on the two blocks. These agreements formalized the Company’s acquisition of an undivided forty percent (40%) working interest from Phillips’ (70%) interest. The breakdown is Far East forty percent (40%), Phillips thirty percent (30%) and CUCBM thirty percent (30%). Subsequent to December 31, 2003, CUCBM approved the assignment and forwarded it to the Ministry of Commerce for approval.

The Farmout Agreements obligate Far East to fracture stimulate and production test three exploration wells that were drilled by Phillips with Far East paying 100% of the cost for these tests. Upon the satisfactory completion of the testing, which will begin if and when Ministry of Commerce ratification is provided, Far East shall have the option to give notice to extend into the second phase of exploration by drilling three (3) additional wells. The Company will be responsible for 100% of the costs of the second phase of exploration and the drilling of three (3) wells. Upon Far East successfully completing the second phase, Phillips will have the option to elect to either retain its net undivided thirty percent (30%) participating interest, or take a five percent (5%) overriding royalty interest (“ORRI”) on the contractor’s overall Participating Interest share under the PSCs. The ORRI will be capped at five percent (5%) of the current contractor’s seventy percent (70%) Participating Interest, or a three and a half percent (3.5%) ORRI on a one hundred percent (100%) interest basis. Under the terms of the Farmout Agreement, within thirty (30) days of final approval of the Assignment by the Ministry of Commerce, the Company must post a $1,000,000 surety bond to act as a work performance guarantee covering all aspects of the evaluation and work program to test the three existing wells, which the Company is attempting to obtain now. In the first six months of 2004, approximately $750,000 is expected to be utilized to fracture and test the gas flows from the three (3) wells drilled by ConocoPhillips, cover costs related to CUCBM Joint Management Committee salary fees, training fees, exploration fees and assistance fees as outlined in the Production Sharing Contract, and to pay ConocoPhillips $76,052 for CBM equipment and materials associated with the project.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

Threatened legal actions

The Company has received notification that a Director of the Company is contemplating initiating legal action against the Company for non-payment of certain expenses, compensation claims and claims of being owed a note payable. The total claim is approximately $230,000. Management does not believe the compensation and note payable claims are valid and therefore, are not probable. The expenses claimed were approximately $71,000 at December 31, 2003 and are recorded in the accompanying consolidated financial statements.

Securities and Exchange Commission Subpoena

The Company received a subpoena from the Securities and Exchange Commission dated September 25, 2003. The SEC has requested documentation relating to Far East’s board and shareholder meetings, the identities and contact information of parties related to Far East including its financial institutional relationships, the recent equity offering conducted by Far East, the MOU with ConcoPhillips, and the acquisition of property in Montana.

On December 16, 2003, the Company received another subpoena from the SEC, requesting documents relating to the preliminary results of its exploratory well in the Laochang Block, Yunnan Province, China. The SEC also requested various documents related to the company’s communications with InvesTrend, a provider of financial intelligence programs.

Subsequently, the Company learned from the SEC that the SEC is investigating whether “certain persons or entities” from “at least January 1, 2000 through the present” may have violated federal securities laws in connection with their ownership and trading of securities in Far East Energy. The SEC noted that these certain persons or entities may have acquired more than 5% of common stock in Far East Energy without making this transaction public in a Schedule 13D filing with the SEC within 10 days after the purchase is made as required by federal securities laws. The SEC is also looking into whether anyone may have acquired more than 10% of Far East Energy’s outstanding common stock and failed to file reports of purchases and sales as required by Section 16(a) of the Securities Exchange Act of 1934. In addition, the SEC is investigating whether certain persons or entities may have communicated false and misleading information about Far East Energy. Management does not know of any acquisitions in excess of 5% of its outstanding shares, except for those described in previous 13D filings with the SEC.

13. Related Party Transactions

In the ordinary course of business, the Company has had transactions, including borrowings, with its employees, officers, directors and their affiliates. In the opinion of management, such transactions are on the same terms as for comparable transactions with unaffiliated persons. Management does not anticipate such transactions in the future.

Through May of 2003, the Company leased its Houston office from an entity owned in part by an officer and stockholder of the Company. The lease was classified as an operating lease and

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

provided for minimum monthly rentals of $3,000 through May 2003. Subsequent to May 2003 the Company leased office space from an unaffiliated party.

14. Executive Officer Transactions

On October 13, 2003, the Company entered into a five-year employment agreement with Michael R. McElwrath which was approved by the Board of Directors. Under the terms of the agreement, Mr. McElwrath’s annual base salary shall be no less than $225,000. Mr. McElwrath is also eligible to receive performance bonuses semi-annually in the amount of not less than $20,000 subject to determination of specific performance criteria. Mr. McElwrath received a $56,250 signing bonus and is entitled to participate in all Company benefit plans that are offered. In addition, Mr. McElwrath received 1,200,000 stock options that vest over four years, 240,000 of which vest upon the effective date of this employment agreement. The stock options have an exercise price of $0.65 which was $0.65 below fair market value on the effective date of the contract. Accordingly, additional compensation cost of $156,000 has been recognized in the accompanying consolidated financial statements. The employment agreement provides for a separation or severance payment of $100,000 if terminated by the company without cause as defined by the agreement. Either party may provide thirty-day written notice to terminate this contract. Should the Company terminate this agreement without cause, Mr. McElwrath is entitled to any shares which have not yet vested but are scheduled to vest within thirty days of the written notice of termination.

15. Stockholders’ Equity

Earnings per Share

     The following table sets forth the computation of basic and diluted loss per share:

	2003	2002
	(In Thousands, Except Per Share Data)
Numerator:
Net loss from continuing operations	$7,217	$2,130

Numerator for basic loss per share — loss available to common stockholders	$7,217	$2,130

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

	2003	2002
	(In Thousands, Except Per Share Data)
Numerator for dilutive loss per share — loss available to common stockholders after assumed conversions	$7,217	$2,130

Denominator:
Denominator for basic loss per share — weighted average shares	50,614	44,810
Effect of dilutive securities:
Stock options	4,598	657
Warrants	4,762	—
Convertible notes payable	72	—

Dilutive potential common shares	9,432	657

Denominator for diluted loss per share — adjusted weighted average shares and assumed conversion	60,046	45,467

Basic loss per common share	$0.14	$0.05

Diluted loss per common share	$0.12	$0.05

For the years ended December 31, 2003 and 2002 all common stock equivalents were included in the computation of diluted earnings per share.

Stock Split

On January 1, 2002, the Board of Directors authorized an 18 for 1 stock split of the Company’s $0.001 par value common stock. As a result of the split, 38,250,000 additional shares were issued, and additional paid-in capital was reduced by $38,000. All references in the

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

accompanying financial statements to the number of common shares and per-share amounts since inception have been restated to reflect the stock split.

Private Placement Offerings of Common Stock

The Company engaged in an accredited investors offering (Offering) of shares of its common stock, $0.001 par value (Common Stock), at sixty-five cents ($0.65) per share. The offering was made pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933.

Beginning January 24, 2002 and concluding on March 19, 2002, pursuant to Rule 506 of the Securities Act of 1933, Common Stock shares of 5,250,500 were sold to a group of 22 accredited foreign investors and two accredited United States individuals for a total offering price of $3,412,825. A commission of 11% was paid to the broker and escrow agent utilized to affect the European sales. The proceeds from the US investors were not subject to a commission.

In February 2003, the Company sold 60,000 common shares to an accredited investor for $2.50 per share. Net proceeds were $135,000 after a 10% commission paid to a broker who had an existing relationship with the investor.

Beginning April 30, 2003 and concluding on October 7, 2003, the Company effected private placement sales of 8,628,269 investment units at $0.65 per unit to approximately ninety-six (96) accredited investors, of whom twelve (12) reside in the United States or are U.S. citizens. Each investment unit consists of one share of common stock and a warrant to purchase one share of common stock at $1.00, over the next two years. The Warrants may be exercised immediately after issuance until the earlier of (i) two (2) years from the date of the Warrant Agreement, or (ii) the date upon which the Warrants are redeemed by the Company (which may occur at $0.01 per share in the event the Company provides at least thirty days prior written notice, the average closing price of the common stock for the fifteen days prior to such written notice exceeds $2.00, and the Company limits its redemption to 25% of the Warrant holder’s total purchasable shares per month).

Proceeds of $4,948,000 were received net of 10% commissions and broker expenses of $659,000. Additionally, purchasers exercised 32,692 warrants resulting in additional proceeds of $32,692. Proceeds from exercise of warrants are not subject to commissions.

This private placement was made pursuant to exemptions from registration under Sections 3(b) and 4(2) of the Securities Act of 1933 and require the purchaser hold the stock for one year from the date of purchase.

The conversion rate of convertible debt incurred during 2003 was below fair value at issuance. Accordingly, interest expense of approximately $168,000 has been recognized in the accompanying consolidated financial statements.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

On October 6, 2003 certain lenders exercised their option to convert $200,000 of their total notes payable of $300,000 to common stock. The lenders received 307,693 restricted shares of common stock at $0.65 per share and one full warrant exercisable at $1.00. The stock is restricted for two years from the date of conversion.

16. Stock Options and Warrants

On January 29, 2002, the Board of Directors issued non-qualified stock options to purchase up to 3,990,000 shares of the common stock of the Company. The vesting schedule is 20% per year beginning July 29, 2002 and continuing at 20% per year on each January 29. The options expire January 29, 2009. The options were issued in conjunction with the recipients entering into a three-year lock-up agreement whereby the securities cannot be sold or encumbered for three years from the date of the option grant.

The options granted in 2002 were granted to key employees at not less than the market price of the Company’s common stock on the date of grant. The purpose of the options is to reward directors and key personnel for joining the Company and to give them an incentive to remain with the Company.

At December 31, 2003 and 2002 the Company had outstanding stock options of 5,990,000 and 3,990,000, respectively, including 2,600,000 granted to employees and directors of the Company in 2003 and 3,390,000 in 2002 at an exercise price of $0.65.

During the year ended December 31, 2003, the Board of Directors granted options to three employees to purchase up to an additional 2,600,000 shares of the common stock of the Company at exercise prices below market at the date of grant. Accordingly, the Company is recognizing compensation expense for the difference between the exercise price and the market value as options vest. The vesting schedule for the first employee is 20% per year beginning August 8, 2003 and continuing at 20% per year on each January 29. The options expire January 29, 2009. The vesting schedule for the second employee is 20% per year beginning October 13, 2003 and continuing at 20% per year on each January 29 or fully vesting upon disability or death. The options expire January 29, 2009. The third employee is 20% per year beginning October 13, 2003 and continuing at 20% per year on each October 13. The options expire October 13, 2013.

A summary of option transactions during the years ended December 31, 2003 and 2002 is as follows:

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

	2003		2002
	Shares Under	Option Price	Shares Under	Option Price
	Option	Per Share	Option	Per Share
Outstanding at beginning of year	3,990,000	$0.65	—	$—
Granted	2,600,000	0.65	3,990,000	0.65
Exercised	—	—	—	—
Forfeited	(600,000)	0.65	—	—

Outstanding at end of year	5,990,000	0.65	3,990,000	0.65

Options exercisable	3,076,000		798,000
Weighted average per share fair value of options granted during the period with fair value exercise price at grant	$0.65		$0.65
Weighted average per share exercise price of options granted during the period for less than fair value	$0.65		N/A
Weighted average per share fair value of options granted during the period at an exercise price less than fair value	$1.51		N/A

A summary of options outstanding as of December 31, 2003 is as follows:

		Weighted
Exercise	Number of Options	Average Remaining	Number of Options
Price	Outstanding	Contractual Life	Exercisable
$0.65	5,990,000	5.9 years	3,076,000

All the outstanding options are exercisable at various times in years 2004 through 2013. Stock options granted in 2003 have an exercise price below fair value at date of grant. The difference between the exercise and fair value at date of grant is included in the accompanying consolidated financial statements as stock compensation. In 2002, all non-qualified stock options were granted at or greater than fair value on the date of grant. Generally, options granted have a seven-year term and provide for vesting over four years.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

Warrants

From April 30, 2003 through October 7, 2003, the Company effected private placement sales of 8,628,269 investment units at $0.65 per unit. Each investment unit consists of one share of common stock and a warrant to purchase one share of Common stock at $1.00, over the next two years. The Warrants may be exercised immediately after issuance until the earlier of (i) two (2) years from the date of the Warrant Agreement, or (ii) the date upon which the Warrants are redeemed by the Company (which may occur at $.01 per share in the event the Company provides at least 30 days prior written notice, the average closing price of the common stock for the 15 days prior to such written notice exceeds $2.00, and the Company limits its redemption to 25% of the Warrant holder’s total purchasable shares per month).

On October 6, 2003 lenders exercised their option to convert $200,000 of their total notes payable of $300,000 to stock. The lender received 307,693 restricted shares of common stock at $0.65 per share and one full warrant exercisable at $1.00.

At December 31, 2003, the Company had outstanding warrants to purchase 8,903,270 shares of the Company’s common stock at $0.65 per share. The warrants become exercisable immediately and expire at two years from the date of issuance.

There were no warrants issued in 2002.

17. Restatement of Financial Statements

The previously issued consolidated financial statements of the Company have been restated for the years ended December 31, 2003 and 2002 for the items described below:

Investment in Joint Venture

For the year ended December 31, 2002, the Company recorded an investment in joint venture of $3,300,000 and related current liabilities of $300,000 and long-term liabilities of $3,000,000. This represented the amount to be paid to obtain the right to explore and extract coalbed methane gas under a Sino-Foreign Joint Venture Contract. The Company has determined that only the amount that has been paid at December 31, 2002 should be recorded. Therefore, the asset and related liabilities have been removed from the balance sheet as of December 31, 2002. This restatement had no effect on the net loss and related earnings per share.

Acquisition

For the year ended December 31, 2003, the Company recorded a stock and cash for stock acquisition at the estimated realizable value of the assets of $1,450,000. The Company has determined that the assets should have been valued using the value of the stock as quoted in the OTC exchange at the date of the consummation of the agreement (August 21, 2003) thereby resulting in an acquisition value of the assets of $4,778,000. Simultaneous to the consummation of the agreement, the Company recorded an impairment loss of $3,328,000 to reduce the acquired assets to their estimated realizable value of

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

$1,450,000. Accordingly, an impairment loss of $3,328,000 is recorded in the accompanying consolidated financial statements with a resulting increase in the deficit accumulated during the development stage, and an increase in additional paid in capital of $2,369,000 and a decrease in property and equipment of $959,000.

Beneficial Conversion Feature

For the year ended December 31, 2003, the Company issued convertible debt with a conversion rate below fair value at issuance. The Company has determined that interest expense of approximately $168,000 should have been recognized for the beneficial conversion feature inherent in the debt instruments. Accordingly, interest expense of approximately $168,000 has been recognized in the accompanying consolidated financial statements with a resulting increase in the loss and a corresponding increase in additional paid in capital.

Stock Options

The Company granted options to employees at a grant price below the market price at the date of grant. The Company recorded the stock compensation expense and a current liability. The Company has determined that the amount recorded as a liability should be recognized as additional paid in capital-outstanding stock options. This restatement had no effect on net income and related earnings per share.

The aggregate impact of all 2003 restatement items resulted in an increase in net loss of approximately $3,496,000 to a restated loss available to common shareholders of $7,217,000 compared to a previously reported amount of $3,721,000. The effects of the restatement items described above on the Company’s net income available to common shareholders and earnings per share are as follows:

		Earnings Per Share	Earnings Per Share
		Basic	Diluted
As previously reported	$(3,721,000)	$(0.07)	$(0.06)
Impact of adjustments for:
Impairment loss	(3,328,000)	(0.07)	(0.06)
Interest expense	(168,000)	—	—

As restated	$(7,217,000)	$(0.14)	$(0.12)

The cumulative impact of all restatements described above on our deficit accumulated during the development stage as of December 31, 2003 is an increase in the deficit of $3,496,000. The aggregate impact of these restatements on the consolidated balance sheets as of December 31, 2003 is as follows:

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)

(A Development Stage Company)

	At December 31, 2003
	As Previously Reported	As Restated
Property and equipment, net	$3,026,000	$2,067,000
Liabilities and Stockholders’ Equity
Outstanding stock options	930,000	—
Additional paid in capital	9,595,000	12,132,000
Additional paid in capital- outstanding stock options	—	930,000
Deficit accumulated during the development stage	(5,877,000)	(9,373,000)

18. Subsequent Events

Subsequent to December 31, 2003 certain shareholders exercised an additional 26,000 warrants at an exercise price of $1.00 for 26,000 shares of common stock.

Subsequent to December 31, 2003 the Company began drilling its second exploratory well.

Subsequent to December 31, 2003 the Company initiated redemption of 25% of warrants issued in the offering that closed October 7, 2003 pursuant to the warrant agreement. Warrant holders must exercise these warrants by April 10, 2004 when these warrants terminate.

Subsequent to December 31, 2003 Clarion Finanz exercised the conversion feature to convert the remaining $100,000 principal due under the note payable dated July 23, 2003 to common stock. The lender received 153,846 restricted shares of common stock at $0.65 per share and one full warrant exercisable at $1.00. The stock is restricted for two years from the date of conversion.

FAR EAST ENERGY CORPORATION
AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2004 (Restated) and 2003 (Restated)

(Unaudited)

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES
(formerly EZfoodstop.com)
(A Development Stage Company)
Consolidated Balance Sheets

	June 30,	December 31,
	2004	2003
	(Restated)	(Restated)
	(unaudited)	(audited)
ASSETS
Current:
Cash and cash equivalents	$4,873,000	$2,326,000
Prepaids and other current assets	135,000	4,000

Total current assets	5,008,000	2,330,000

Restricted cash	1,000,000	—
Property and equipment, net	3,087,000	2,284,000

	$9,095,000	$4,614,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,251,000	$664,000
Other liabilities	1,000	106,000
Note payable	—	100,000

Total current liabilities	1,252,000	870,000
Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, $0.001 par value, 500,000,000 shares authorized, 61,094,035 and 56,379,153 issued and outstanding at June 30, 2004 and December 31, 2003, respectively	61,000	57,000
Additional paid in capital	18,254,000	12,132,000
Additional paid in capital — outstanding stock options	1,363,000	930,000
Deficit accumulated during the development stage	(11,833,000)	(9,373,000)
Accumulated other comprehensive loss	(2,000)	(2,000)

Total stockholders’ equity	7,843,000	3,744,000

	$9,095,000	$4,614,000

See accompanying notes to consolidated financial statements.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly EZfoodstop.com)
(A Development Stage Company)
Consolidated Statements of Operations
For the Six and Three Months Ended June 30, 2004 and 2003
(unaudited)

	Cumulative	Six Months		Three Months
	During	Ended		Ended
	Development	June 30,		June 30,
	Stage	2004	2003	2004	2003
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Revenues	$—	$—	$—	$—	$—

Expenses:
Geologic and engineering services	715,000	156,000	265,000	53,000	193,000
Impairment loss	3,328,000	—	—	—	—
Other consulting and professional services	746,000	215,000	124,000	132,000	37,000
Compensation	1,864,000	439,000	503,000	238,000	261,000
Stock compensation	1,363,000	433,000	—	226,000	—
Travel	1,100,000	191,000	181,000	107,000	89,000
Legal and accounting	959,000	477,000	121,000	269,000	53,000
Mineral lease rent	144,000	84,000	—	65,000	—
Loss on investment in joint venture	22,000	—	22,000	—	—
Amortization of contract rights	81,000	23,000	29,000	—	14,000
General and administrative	1,366,000	447,000	102,000	106,000	28,000

Total expenses	11,688,000	2,465,000	1,347,000	1,196,000	675,000

Other Expense (Income):
Interest expense	168,000	—	42,000	—	42,000
Interest income	(24,000)	(5,000)	(1,000)	(4,000)	(1,000)
Foreign currency exchange loss	1,000	—	—	—	—

Total other expense (income)	145,000	(5,000)	41,000	(4,000)	41,000

Loss before income taxes	(11,833,000)	(2,460,000)	(1,388,000)	(1,192,000)	(716,000)
Income taxes	—	—	—	—	—

Net loss	(11,833,000)	(2,460,000)	(1,388,000)	(1,192,000)	(716,000)
Accumulated deficit-beginning of period	—	(9,373,000)	(2,156,000)	(10,641,000)	(2,828,000)

Accumulated deficit-end of period	$(11,833,000)	$(11,833,000)	$(3,544,000)	$(11,833,000)	$(3,544,000)

Earnings per share-Basic		$(0.04)	$(0.03)	$(0.02)	$(0.02)
Earnings per share-Diluted		$(0.04)	$(0.03)	$(0.02)	$(0.02)
Weighted average number of shares-basic		58,163,426	45.985,835	60,019,451	46,183,639

Weighted average number of shares-diluted		$67,430,375	45,985,835	68,251,280	$46,183,639

See accompanying notes to consolidated financial statements.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES
(formerly Ezfoodstop.com)
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2004 and 2003
(unaudited)

	Cumulative
	During
	Development
	Stage	2004	2003
	(Restated)	(Restated)	(Restated)
Cash flows used in operating activities:
Net loss	$(11,833,000)	$(2,460,000)	$(1,388,000)
Adjustments to reconcile net loss to cash used in operations:
Depreciation and amortization	119,000	35,000	43,000
Interest expense — beneficial conversion feature	168,000	—	42,000
Stock compensation	1,393,000	463,000	—
Loss on investment in joint venture	22,000	—	—
Impairment loss	3,328,000	—	—
(Increase) decrease in prepaids and other current assets	(135,000)	(131,000)	1,000
Increase in accounts payable	1,250,000	586,000	187,000
Increase (decrease) in other liabilities	1,000	(105,000)	—

Net cash used in operations	(5,687,000)	(1,612,000)	(1,115,000)

Cash flows used in investing activities:
Net acquisitions of mineral rights	(275,000)	—	(259,000)
Loss on investment in joint venture	(22,000)	—	22,000
Investments in unproved oil and gas properties	(2,508,000)	(833,000)	—
Investments in property and equipment	(151,000)	(5,000)	—
Increase in restricted cash	(1,000,000)	(1,000,000)	—

Net cash used in investing activities	(3,956,000)	(1,838,000)	(237,000)

Cash flows from financing activities:
Net proceeds from the issuance of notes payable	300,000	—	—
Net proceeds from the sale of common stock	11,471,000	3,283,000	656,000
Decrease in long term liabilities	—	—	(250,000)
Net proceeds from the exercise of warrants	2,747,000	2,714,000	—
Increase in notes payable	—	—	125,000

Net cash provided from financing activities	14,518,000	5,997,000	531,000

Effect of exchange rate changes on cash	(2,000)	—	—

Increase (decrease) in cash and cash equivalents	4,873,000	2,547,000	(821,000)
Cash and cash equivalents — beginning of period	—	2,326,000	1,008,000

Cash and cash equivalents — end of period	$4,873,000	$4,873,000	$187,000

See accompanying notes to consolidated financial statements.

FAR EAST ENERGY CORPORATION AND SUBSIDIARIES

(formerly Ezfoodstop.com)
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2004 (unaudited)

1. The Corporation and its Business

     The financial statements include the accounts of Far East Energy Corporation and its wholly owned subsidiaries Newark Valley Oil & Gas, Inc. (Newark), and Yunnan Huayi Eco-Tech Consulting Co. Ltd. (Eco Tech), and its Chinese joint venture entity, Guihzou Far East Panjiang Chemical Co. Ltd. (GFEPC)). Far East and Newark are organized under the laws of the State of Nevada. Eco Tech is a Chinese company. GFEPC is a Chinese joint venture. All significant intercompany balances and transactions have been eliminated in consolidation.

     We were incorporated as Egoonline.com in the State of Nevada, United States of America on February 4, 2000 under the Nevada Revised Statutes, Chapter 78, Private Companies, and changed our name to EZfoodstop.com on April 26, 2000. Our name was changed to Far East Energy Corporation on January 10, 2002.

     We are in our development stage and to date our activities have been limited to initial organization, capital formation, acquisition of assets (assets being defined as mineral leases and/or production sharing contracts (PSC) giving us the right to explore for, develop, produce and sell oil and gas or coalbed methane (CBM)). We drilled our first three exploratory wells in the fourth quarter of 2003 and the first half of 2004. Our current activities are principally focused on developing our CBM projects located in the Shanxi and Yunnan Provinces of China.

     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates our continuation as a going concern. We have been in the development stage since our formation on February 4, 2000. We have incurred net losses since our inception and have not established a source of revenue. In view of these matters, realization of a major portion of the assets in the accompanying consolidated balance sheets depends upon our continued operations, which in turn is dependent upon our ability to meet our financing requirements, and the success of our future operations. Management believes that our current operations and funding plans provide the opportunity to continue as a going concern. However, these factors raise substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Basis of Presentation

     The accompanying consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. The accompanying financial statements should be read in conjunction with our annual financial statements and notes thereto included in our 2003 Form 10-KSB/A.

     In the opinion of management, the consolidated financial statements reflect all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for those periods presented. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

New Accounting Pronouncement

     On September 2, 2004, the Financial Accounting Standards Board Staff issued FASB Staff Position No. 142-2, which addressed the classification and disclosure for drilling and mineral rights of oil- and gas-producing entities that are within the scope of Statement of Financial Accounting Standards No. 19, Financial Accounting and Reporting by Oil and Gas Producing Entities (SFAS 19). FASB Staff Position 142-2 states that the scope exception in paragraph 8(b) of Statement of Financial Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142) includes the balance sheet classification and disclosures for drilling and mineral rights of oil- and gas-producing entities that are within the scope of SFAS 19. The drilling and mineral rights are not intangible assets under SFAS 142. As a result, we reclassified our intangible assets to property and equipment on the balance sheet and discontinued amortizing the balance. Subsequently, we will periodically review individual mineral rights to determine whether an impairment has occurred, and whether loss should be recognized.

Stock Options

     We apply Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for our various stock option agreements and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123) as amended by Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” (SFAS No.148).

     Had compensation cost for these agreements been determined consistent with the provisions of SFAS No. 123, our stock-based compensation expense, net loss and loss per share would have been adjusted to the following pro forma amounts:

	Six Months Ended		Three Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Net loss as reported	$(2,460,000)	$(1,388,000)	$(1,192,000)	$(716,000)
Add: Stock-based employee compensation costs included in net loss	433,000	—	226,000	—
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(1,772,000)	(252,000)	(560,000)	—

Pro forma net loss	$(3,799,000)	$(1,640,000)	$(1,526,000)	$(716,000)

Basic loss per share:
As reported	$(0.04)	$(0.03)	$(0.02)	$(0.02)
Pro forma	$(0.07)	$(0.04)	$(0.03)	$(0.02)
Diluted loss per share:
As reported	$(0.04)	$(0.03)	$(0.02)	$(0.02)
Pro forma	$(0.06)	$(0.04)	$(0.02)	$(0.02)

     We estimated the fair value of each stock award at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield at 0%; expected volatility of approximately 50%; risk-free interest rate of 0.9% to 3.6% and expected lives of five to ten years for the options.

Restricted cash

     On May 14, 2004, we deposited $1,000,000 under the terms of the Shanxi farmout agreement, in an escrow account to act as a work performance guarantee covering all aspects of the evaluation and work program to test two of the existing wells on the Shanxi block. This cash may become available to us once we have completed our Phase I commitment.

Noncash transactions

     During the six months ended June 30, 2004, a noncash transaction occurred, converting a $100,000 note payable into shares of common.

3. Going Concern

     Our consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. We currently have no source of revenue.

     We intend to continue financing efforts to support the current and proposed business operations in China and Montana. Our ability to continue as a going concern depends upon our ability to raise substantial funds for use in our development activities and upon the success of our planned exploration and development activities. There can be no guarantee of future fundraising success. The success of exploratory drilling is uncertain. However, management believes that we will continue to be successful in raising the funds necessary to explore for gas and, assuming success in those exploratory efforts, raising the funds necessary for production and development.

     We have raised net proceeds of $6.0 million from the sale of investment units and exercise of warrants during the six months ended June 30, 2004. Management believes that we will be able to raise funds sufficient to assure satisfaction of our operating capital needs/plans and financial obligations through December 31, 2004. If management is not successful in raising the required monies for operations thereafter, we may not be able to continue as a going concern.

     Because our primary asset is an undeveloped natural resource that will require substantial exploration and development, management does not expect to generate meaningful revenues until at least 2006. Expenses for the second half of 2004 will have to be financed through cash on hand or through future financings of equity and/or debt, as necessary.

4. Property and Equipment

     Property and equipment includes the following:

	June 30,	December 31,
	2004	2003
Unproved oil and gas properties	$2,780,000	$1,947,000
Mineral rights	275,000	275,000
Furniture and equipment	151,000	146,000

	3,206,000	2,368,000
Accumulated depreciation and amortization	(119,000)	(84,000)

	$3,087,000	$2,284,000

     Depreciation and amortization expense for the three months ended June 30, 2004 and 2003 was approximately $6,000 and $20,000, respectively. Depreciation and amortization expense for the six months ended June 30, 2004 and 2003 was approximately $35,000 and $43,000, respectively.

     On January 25, 2002, we entered into a PSC with CUCBM, which has exclusive legal authority over all CBM gas in the People’s Republic of China (PRC). Pursuant to the PSC, we received the authority from CUCBM to jointly explore, develop, produce and sell CBM gas in and from a total area of 1,072 unevaluated square kilometers in the Enhong and Laochang areas of Yunnan Province, PRC. The production sharing contract was subject to formal ratification by PRC’s Ministry of Foreign Trade and Economic Cooperation (MOFTEC). On December 31, 2002, MOFTEC ratified this production sharing contract. The contract required we pay $150,000 to CUCBM upon ratification and an annual payment of $100,000 on the anniversary date for two subsequent years.

     We have the right to earn a minimum of 60% interest in the joint venture, with CUCBM retaining the remaining 40%. In the event CUCBM elects to participate at a level less than 40%, their interest will be reduced proportionately, increasing our participating interest.

     As a result of MOFTEC’s ratification and approval of the PSC concerning the Enhong and Laochang areas, we have commenced our exploration program, which initially involves the drilling of five exploratory wells, three of which have been completed, and eight pilot development wells. The CUCBM has agreed in the recent Joint Management Committee meeting to revise these terms to allow us to fracture and test two of the wells we have drilled and then drill one horizontal well with at least two laterals to satisfy Phase 1 requirements. We will then be allowed to drill one horizontal well with at least two laterals to satisfy the pilot development well requirement of Phase 2.

     We have another production sharing contract of the same date with CUCBM in the Zhaotong area of Yunnan Province, which has not yet been ratified.

     Through our wholly owned subsidiary, Newark Valley Oil & Gas, Inc., we acquired undeveloped oil, gas and mineral rights and interest in approximately 147,535.10 net acres located in eastern Montana. Of the total net acres, approximately 134,530.16 acres constitute federal leases, approximately 5,141.80 acres constitute state of Montana leases, and approximately 7,863.14 acres constitute freehold leases.

5. Notes Payable

     In June 2003, we entered into a loan agreement with Professional Trading Services in the amount of $100,000. The loan had a conversion privilege, at the exclusive option of the lender. The conversion rate of the debt was below fair value at issuance. Accordingly, interest expense to reflect the beneficial conversion feature of approximately $42,000 has been recognized in the accompanying consolidated financial statements for the six months ended June 30, 2003. The lender exercised the conversion option in October 2003. The lender received 153,846 restricted shares of common stock at $0.65 per share and warrants to purchase 153,846 shares of common stock, exercisable at $1.00. The lender also converted warrants exercisable in February 2004 into 39,231 restricted shares of common stock. The stock received in the conversions is restricted and may only be sold in compliance with U.S. Securities laws, which require, among other conditions, that the shares be owned for at least one year.

     In July 2003, we entered into a loan agreement with Clarion Finanz AG in the amount of $200,000. The loan had a conversion privilege, at the exclusive option of the lender. The conversion rate of the debt was below fair value, and interest expense was recorded to reflect the beneficial conversion feature in the third quarter of 2003. The lender exercised the conversion feature in October 2003 with regard to $100,000 of the outstanding balance of the loan and in February 2004 with regard to the remaining $100,000 of the outstanding balance of the loan. The lender received 153,846 restricted shares of common stock at $0.65 per share and warrants to purchase 153,846 shares of common stock exercisable at $1.00, for each conversion. The lender also converted warrants exercisable in February 2004 into 76,923 restricted shares of common stock. The stock received in the conversions is restricted and may only be sold in compliance with U.S. Securities laws, which require, among other conditions, that the shares be owned for at least one year.

6. Commitments and Contingencies

     We are periodically named in legal actions arising in the ordinary course of business activities. We evaluate the merits of these actions and, if we determine that an unfavorable outcome is probable and can be estimated, we will establish the necessary accruals. We do not anticipate any material losses as a result of commitments and contingent liabilities. We are involved in no material legal proceedings.

     Rent expense for the three and six months ended June 30, 2004 was approximately $6,000 and $11,000, respectively. There are no noncancelable leases with remaining terms in excess of one year.

CUCBM Minimum Exploration Work Commitment Agreement

     In conjunction with the production sharing agreements, we entered into a Minimum Exploration Work Commitment agreement with CUCBM that requires we drill five exploratory wells on the Enhong and Laochang fields. With the three vertical wells drilled already, we will be allowed under the revised terms to drill one horizontal well with at least two laterals to satisfy this exploration requirement of Phase 1. We will also be required to drill two exploratory wells on the Zhaotong field if ratification of that PSC occurs. When we complete the exploratory wells (Phase I of the Minimum Exploration Work Commitment agreement) management may elect to begin Phase 2 wherein we will be required to drill one horizontal well to satisfy the original requirement of eight pilot development wells on the Enhong and Laochang fields. If the PSC is ratified and if we elect to begin Phase 2 for the Zhaotong field, we will drill four pilot development wells. We have drilled three exploratory wells in the Enhong and Laochang fields combined.

Conoco Phillips Memorandum of Understanding

     On March 19, 2003, we entered into a memorandum of understanding (MOU) with a Conoco Phillips subsidiary, Phillips China, Inc. (Phillips), which sets forth the terms and conditions of an agreement for us to acquire a net undivided interest of 40% from Phillips in both the Shouyang PSC (near Taiyuan City) and the Qinnan PSC (near Jincheng and Qinshui). On July 17, 2003, we entered into two farmout agreements on the Qinnan and Shouyang CBM blocks in Shanxi Province, PRC and an assignment agreement with Phillips on the two blocks. These agreements formalized our acquisition of an undivided 40% working interest from Phillips’ 70% interest. As currently structured, we have a 40% interest, Phillips has retained a 30% interest and CUCBM has a 30% interest in the projects. The assignment agreement and appropriate amendments to the PSCs substituting us for Phillips as the principal party and operator was approved by CUCBM on March 15, 2004, and ratified by the PRC Ministry of Commerce on March 22, 2004.

     The farmout agreements, as revised in a recent Joint Management Committee, obligate us to fracture stimulate and production test two exploration wells that were drilled by Phillips. We will pay 100% of the cost for these tests. Upon the satisfactory completion of the testing, we will have the option to extend into the second phase of exploration by drilling one horizontal well with at least two laterals instead of the originally required three additional wells. We will be responsible for 100% of the costs of the second phase of exploration and the drilling of the horizontal well. Upon our successful completion of the second phase, Phillips will have the option to either retain its net undivided 30% participating interest, or take a 5% overriding royalty interest (ORRI) on the contractor’s overall participating interest share under the PSCs. The ORRI will be capped at 5% of the current contractor’s 70% participating interest, or a 3.5% ORRI on a 100% participating interest basis. Under the terms of the farmout agreements, on May 14, 2004 we posted a $1 million bank escrow account to act as a work performance guarantee covering all aspects of the evaluation and work program to test two of the existing wells. In the second half of 2004, approximately $1 million is expected to be utilized to fracture and test the gas flows from two of the wells drilled by Phillips, cover costs related to CUCBM Joint Management Committee salary fees, training fees, exploration fees and assistance fees as outlined in the production sharing contract, and the payment made to Phillips of $76,052 for CBM equipment and materials associated with the project.

Threatened legal actions

     We have received notification that one of our directors is contemplating initiating legal action against us for non-payment of certain expenses, compensation claims and claims of being owed a note payable. The total claim is approximately $230,000. Management does not believe the compensation and note payable claims are valid and therefore, are not probable. The expenses claimed and unpaid are approximately $42,000 at June 30, 2004 and are recorded in the accompanying consolidated financial statements.

U.S. Securities and Exchange Commission Trading Investigation

     In December 2003, we learned that we are the subject of an investigation by the SEC. We understand that the SEC is investigating whether anyone has issued false or misleading statements in an attempt to manipulate the price of our common stock, whether anyone has profited from selling stock at artificially high prices due to the manipulative statements, and whether any individual or group has failed to file ownership reports with the SEC as required for 10% or more stockholders under Section 16 of the Securities Exchange Act of 1934 or failed to file ownership reports with the SEC as required for 5% or more stockholders under Section 13 of the Securities Exchange Act of 1934. Management does not know of any acquisitions in excess of 5% of our outstanding shares, except for those described in previous 13D filings with the SEC. We have supplied information to the SEC in response to their information requests and intend to cooperate with their investigation. Management does not know what the outcome of the SEC’s investigation may be.

     The Securities Exchange Act of 1934 and SEC rules require that a person or group of persons who acquires more than 5% of a class of equity securities that are registered under the Securities Exchange Act of 1934 must report their holdings in a Schedule 13D filing with the SEC within 10 days after they become 5% shareholders, and must thereafter report changes in their ownership of the securities. In addition, Section 16(a) of the Securities Exchange Act of 1934 generally requires that owners of more than 10% of a class of stock that is registered under the Securities Exchange Act of 1934 must report changes in their holdings within 48 hours of an acquisition or disposition of the securities.

     If a person or group owns a large block of stock of a publicly traded company, particularly if that stock is not subject to restrictions on its purchase and sale on the open market, there is a risk that the person or group could sufficiently control the market for the stock to drive the stock’s trading price up or down, and thereby the undisclosed control group could reap trading profits at the expense of other public investors. In addition, Schedule 13D requires owners of a control group of stock to disclose their intentions with respect to management or control of the company. We are making this announcement to alert the public that an undisclosed control group might exist.

Employment Agreement

     On October 13, 2003, we entered into a five-year employment agreement with Michael R. McElwrath, which was approved by the Board of Directors. Under the terms of the agreement, Mr. McElwrath’s annual base salary shall be no less than $225,000. Mr. McElwrath is also eligible to receive performance bonuses semi-annually in the amount of not less than $20,000 subject to determination of specific performance criteria. Mr. McElwrath received a $56,250 signing bonus and is entitled to participate in all benefit plans we offer. In addition, Mr. McElwrath received 1,200,000 stock options that vest over four years, 240,000 of which vested upon the effective date of the employment agreement. The stock options have an exercise price of $0.65, which was $0.65 below fair market value on the effective date of the contract. Accordingly, additional compensation expense of $78,000 has been recognized in the accompanying consolidated financial statements for the six months ended June 30, 2004. The employment agreement provides for a separation or severance payment of $100,000 if terminated by us without cause as defined by the agreement. Either party may provide thirty-day written notice to terminate this contract. Should we terminate this agreement without cause, Mr. McElwrath is entitled to any shares, which have not yet vested but are scheduled to vest within thirty days of the written notice of termination.

7. Stockholders’ Equity

Common Stock Issuable

     In February 2004, we entered into an investor relations and consultant contract whereby the consultant will receive each month $2,500 in cash and 3,000 shares of our common stock. As of June 30, 2004, 6,000 shares were issuable to the consultant for services rendered. These shares are included in the total shares outstanding in the accompanying consolidated financial statements.

Private Placement Offering of Common Stock

     During the first half of 2004, we initiated a private placement sale of investment units. As of June 30, 2004, we had sold 128 units for net proceeds of $2,227,000. Each investment unit consists of 10,000 shares of common stock and a warrant to purchase 10,000 shares of common stock at $2.50 per share. The warrants may be exercised immediately after issuance until the earlier of (i) two years from the date of the warrant agreement, or (ii) the date upon which the warrants are redeemed by us (which may occur at $0.01 per share in the event we provide at least forty days prior written notice, the average closing price of our common stock for the fifteen days prior to such written notice exceeds $3.50, and we limit our redemption to 25% of the warrant holder’s total purchasable shares per month). This private placement is being made pursuant to exemptions from registration under Regulation S of the Securities Act of 1933 and requires that the purchaser hold the stock for one year from the date of purchase. This private placement contains price protection rights that cease 90 days after the offering, or on August 14, 2004.

Private Placement of Common Stock

     During the second quarter of 2004, we raised an additional $1,056,000 of net proceeds from a private placement of common stock to qualified investors. This transaction included the issuance of 550,000 shares of our restricted common stock at a price of $2.00 per share and 550,000 warrants to purchase shares of our restricted common stock at an exercise price of $2.50 per share. This private placement contains price protection rights that apply if we sell securities at a lower price before January 1, 2005.

Resale Restrictions

     36,773,774 shares of our securities are currently restricted; however, under Rule 144, a portion of these shares will become eligible for resale in the next six months.

Registration Requirements

     In July 2004, we filed a Form S-2 registration statement with the SEC to fulfill our contractual agreement to register outstanding shares that were sold under Regulation S and Regulation D between February 2004 and May 2004. The registration statement includes no new shares to be issued by us. The registration statement has not yet been made effective but remains pending with the SEC.

Exercise of Warrants To Purchase Common Stock

     During the first half of 2004, we initiated redemption of 25% of warrants issued in the offering that closed October 7, 2003 pursuant to the warrant agreement. Warrant holders had to exercise these warrants by April 10, 2004 or these warrants would have been redeemed. During the first half of 2004, certain shareholders exercised 2,716,036 warrants at an exercise price of $1.00 for 2,716,036 shares of common stock. We also redeemed 246,355 warrants during the first half of 2004 at $0.01 per share.

     In October 2003, Professional Trading Services and Clarion Finanz AG exercised their conversion features for $100,000 each and received 153,846 restricted shares of common stock at $0.65 per share and one full warrant for each share of common stock, exercisable at $1.00. In February 2004 Clarion Finanz AG exercised the remaining $100,000 of the outstanding balance of the loan. The lender received 153,846 restricted shares of common stock at $0.65 per share and one full warrant for each share of common stock, exercisable at $1.00. The lenders also converted warrants exercisable in February 2004 into 116,154 restricted shares of common stock. The stock received in the conversions is restricted for two years from the date of conversion.

Authorized

     On March 4, 2003, a special meeting of our shareholders approved an amendment to our articles of incorporation to increase the number of shares of common stock authorized for issuance from 100,000,000 to 500,000,000 at par value of $0.001. The shareholders also approved an amendment to our articles of incorporation to authorize a class of 500,000,000 shares of preferred stock, par value $0.001.

8. Restatement of Financial Statements

     Our previously issued consolidated balance sheet as of December 31, 2003 and June 30, 2004 and consolidated statement of operations and statement of cash flows for the six and three months ended June 30, 2004 and 2003 have been restated for the items described below:

Restricted Cash

     On May 14, 2004, we deposited $1,000,000 in an escrow account to act as a work performance guarantee under the terms of the Shanxi agreement. We have determined that this amount should have been included in restricted cash, a non-current asset on the balance sheet. Accordingly, we have reclassified $1,000,000 from cash and cash equivalents to restricted cash. The restatement had no effect on net income and related earnings per share.

Acquisition

     For the year ended December 31, 2003 we recorded a stock and cash for stock acquisition at the estimated realizable value of the assets of $1,450,000. We have determined that the assets should have been valued using the value of the stock as quoted in the OTC exchange at the date of the consummation of the agreement (August 21, 2003) thereby resulting in an acquisition value of the assets of $4,778,000. Simultaneous to the consummation of the agreement, we recorded an impairment loss of $3,328,000 to reduce the acquired assets to their estimated realizable value of $1,450,000. Accordingly, an impairment loss of $3,328,000 is recorded in the accompanying consolidated financial statements with a resulting increase in the deficit accumulated during the development stage, and an increase in additional paid in capital of $2,639,000 and a decrease in property and equipment of $959,000.

Beneficial Conversion Feature

     During 2003, we issued convertible debt with a conversion rate below fair value at issuance. We have determined that interest expense of approximately $168,000 for the year ended December 31, 2003 and $42,000 for the six and three months ended June 30, 2003 should have been recognized for the beneficial conversion feature inherent in the debt instruments. Accordingly, interest expense has been recognized in the accompanying consolidated financial statements with a resulting increase in the loss and a corresponding increase in additional paid in capital.

Stock Options

     During the third quarter of 2003, we granted options to employees at an exercise price below the market price at the date of grant. We recorded the stock compensation expense and a current liability. We have determined that the amount recorded as a liability should be recognized as additional paid in capital-outstanding stock options. This restatement had no effect on net income and related earnings per share.

     The cumulative impact of all restatements described above on our deficit accumulated during the development stage as of December 31, 2003 is an increase in the deficit of $3,496,000. The aggregate impact of these restatements on the consolidated balance sheet as of December 31, 2003 is as follows:

	At December 31, 2003
	As Previously Reported	As Restated
Property and equipment, net	$3,026,000	$2,067,000
Liabilities and Stockholders’ Equity
Outstanding stock options	930,000	—
Additional paid in capital	9,595,000	12,132,000
Additional paid in capital — outstanding stock options	—	930,000
Deficit accumulated during the development stage	(5,877,000)	(9,373,000)

1,600,000 SHARES

COMMON STOCK

PROSPECTUS

November 9, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses payable by Far East Energy Corporation in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee	$245.29
Printing and engraving costs	$20,000
Legal fees and expenses	$60,000
Accounting fees and expenses	$25,000
Transfer Agent and Registrar fees	$50
Miscellaneous expenses	$5,000
Taxes (State/Federal)	$0
Total	$110,295.29

Amount paid by selling shareholders	$0

Total Paid by Far East	$110,295.29

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.7502(1) of the General Corporation Law of Nevada, or the “NGCL,” provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that such person is or was a Director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Section 78.7502(2) of the NGCL provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth in subsection (1), against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under the standards set forth in subsection (1), except that no indemnification may be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Section 78.7502(3) of the NGCL provides that to the extent a Director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) and (2), or in defense of any claim, issue or matter therein, the corporation shall indemnify such person against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.

     Section 78.751(1) of the NGCL provides that any discretionary indemnification under Section 78.7502, unless ordered by a court or advanced pursuant to subsection 2 of Section 78.751, may be made by the corporation only as authorized in the specific case upon determination that indemnification of such Director, officer, employee or agent is proper in the circumstances. The determination must be made (a) by the stockholders; (b) by the Board of Directors by majority vote of quorum consisting of Directors who were not parties to the action, suit or proceeding; (c) if a majority vote of a quorum consisting of Directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) if a quorum consisting of Directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     Section 78.751(2) of the NGCL provides that the articles of incorporation, bylaws or an agreement made by the corporation may provide that the expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such provision does not affect any rights to advancement of expenses to which corporate personnel other than Directors or officers may be entitled under any contract or otherwise by law.

     Section 78.752 of the NGCL provides that a Nevada corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who acted in any of the capacities set forth above for any liability asserted against such person for any liability asserted against him or her and liability and expenses incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liabilities and expenses.

     Our amended articles of incorporation provide that none of our Directors or officers shall be personally liable to us or our stockholders for damages for breach of fiduciary duty as a Director. However, such provision does not eliminate or limit the liability of a Director or officer for any act or omission which involves intentional misconduct, fraud or a knowing violation of law, or the payment of distributions in violation of Section 78.300 of the NGCL. In addition, our amended articles of incorporation and amended bylaws provide for indemnification of our Directors and officers in accordance with the NGCL.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

     The following exhibits are included as exhibits to this registration statement. Those exhibits below incorporated by reference herein are indicated as such by the information supplied in the parenthetical thereafter. Otherwise, the exhibits are filed herewith.

EXHIBIT
NUMBER	DESCRIPTION
3.1	Articles of Incorporation of the Company. (Incorporated by reference from the Company’s Form 10-SB12G, file number 000-32455, filed on March 16, 2001)

3.2	Amendment to Articles of Incorporation of the Company dated January 10, 2002. (Incorporated by reference from the Company’s Form 10-KSB/A, file number 000-32455, filed on November 9, 2004.)

3.3	Amendment to Articles of Incorporation of the Company dated February 6, 2003. (Incorporated by reference from the Company’s Form 10-KSB/A, file number 000-32455, filed November 9, 2004.)

3.4	Bylaws of the Company. (Incorporated by reference from the Company’s Form 10SB12G, file number 000-32455, filed on March 16, 2001)

3.5	Amendment to the Bylaws of the Company dated March 3, 2003. (Incorporated by reference from the Company’s Form 10-KSB/A, file number 000-32455, filed November 9, 2004.)

3.6	Amendment to the Bylaws of the Company dated May 13, 2004. (Incorporated by reference from the Company’s Form 10-QSB/A, file number 000-32455, filed on April 14, 2004.)

5.1	Opinion of Woltjen Law Firm (Incorporated by reference from the Company's Form S-2, file number 333-117635, filed on July 23, 2004.)

10.1	McElwrath Employment Agreement (Incorporated by reference from the Company’s Form 10KSB, file number 000-32455, filed on April 14, 2004)

10.2	Montana Merger Agreement. (Incorporated by reference from the Company’s Form 8-K, file number 000-32455, filed January 15, 2003.)

10.3	Production Sharing Contract for Exploitation of Coalbed Methane Resources in Enhong and Laochang, Yunnan Province, the People’s Republic of China, by and between China United Coalbed Methane Corp. Ltd. and the Company, dated January 25, 2002. (Incorporated by reference from the Company’s form 8K, file number 000-32455, filed February 11, 2002.)

EXHIBIT
NUMBER	DESCRIPTION
10.4	Production Sharing Contract for Exploitation of Coalbed Methane Resources in Zhoutong, Yunnan Province, the People’s Republic of China, by and between China United Coalbed Methane Corp. Ltd. and the Company, dated January 25, 2002. (Incorporated by reference from the Company’s form 8K, file number 000-32455, filed February 11, 2002.)

10.5	Sino-Foreign Cooperative Joint Venture Contract (Incorporated by reference from the Company’s Form 8-K, file number 000-32455, filed March 13, 2003.)

10.6	Approval Certificate from the Ministry of Foreign Trade and Economic Cooperation dated December 30, 2002. (Incorporated by reference from the Company’s Form 8-K, file 000-32455, filed March 13, 2003.)

10.7	Memo of Understanding with Phillips China Inc. (Incorporated by reference from the Company’s Form 10-QSB/A, file number 000-32455, filed on December 23, 2003.)

10.8	Farmout Agreement-Qinnan (Phillips China) (Incorporated by reference from the Company’s Form 10-QSB/A, file number 000-32455, filed on December 23, 2003.)

10.9	Farmout Agreement-Shouyang (Phillips China) (Incorporated by reference from the Company’s Form 10-QSB/A, file number 000-32455, filed on December 23, 2003.)

10.10	Assignment Agreements on the Qinnan CMB blocks (Phillips China) (Incorporated by reference from the Company’s Form 10-QSB/A, file number 000-32455, filed on December 23, 2003.)

10.11	Assignment Agreements on the Shouyang CMB blocks (Phillips China) (Incorporated by reference from the Company’s Form 10-QSB/A, file number 000-32455, filed on December 23, 2003.)

10.12	Bruce N. Huff Employment Agreement (Incorporated by reference from the Company’s Form S-2, file number 000-32455, dated July 23, 2004.)

10.13	Escrow Agreement (Incorporated by reference from the Company’s Form S-2, file number 000-32455, dated July 23, 2004.)

21	Subsidiaries of Registrant

23.1	Consent of Payne, Falkner, Smith & Jones, P.C.

23.2	Consent of Woltjen Law Firm (included in Exhibit 5.1)

24.1	Power of Attorney (included in the signature page)

# — To be filed by amendment

(b) Financial Statement Schedules

     Not applicable

ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(iv) provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

(2) that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by either registrant of expenses incurred or paid by a Director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(e) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirement of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 9, 2004.

FAR EAST ENERGY CORPORATION

By:	/s/ Michael R. McElwrath

Michael R. McElwrath
Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael R. McElwrath and Bruce N. Huff and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-and post-effective amendments) to this registration statement and any additional registration statement pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ Michael R. McElwrath Michael R. McElwrath	Chief Executive Officer, President, Chairman of the Board and Director (Principal Executive Officer)	November 9, 2004

/s/ Bruce N. Huff Bruce N. Huff	Chief Financial Officer (Principal Financial Officer)	November 9, 2004

/s/ Tun Aye Sai Tun Aye Sai	Director	November 9, 2004

Jawaharlal (Lal) Gondi	Director	November 9, 2004

/s/ Tom Williams Tom Williams	Director	November 9, 2004

/s/ Thomas Cavanagh Thomas Cavanagh	Director	November 9, 2004

/s/ Donald Juckett Donald Juckett	Director	November 9, 2004

/s/ John C. Mihm John C. Mihm	Director	November 9, 2004

/s/ Randall D. Keys Randall D. Keys	Director	November 9, 2004